UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2010

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

Fibria Celulose S.A. and
Subsidiaries
Quarterly Information at the
Quarter Ended March 31, 2010
and Report of Independent Accountants
on Limited Review

Report of Independent Accountants on
Limited Review

To the Board of Directors and Shareholders
Fibria Celulose S.A.

1
We have carried out a limited review of the accompanying balance sheet (Parent company and Consolidated) of Fibria Celulose S.A. (the "Company") as of March 31, 2010 and of the related statements of operations, of changes in shareholders’ equity and of cash flows. This financial information is the responsibility of the Company's management.

2
Our review was conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), together with the Federal Accounting Council (CFC) and mainly comprised analytical review procedures to financial data and inquiries of personnel responsible for accounting and financial matters about the criteria applied in the preparation of the financial information.

3
Based on our limited review we are not aware of any material modifications that should be made to the financial information for it to be in conformity with accounting practices adopted in Brazil and the rules and regulations of the Brazilian Securities Commission (CVM) for the preparation of quarterly financial information.

4
As mentioned in Note 2, the Brazilian Securities Commission (CVM) approved a number of new accounting standards, interpretations and opinions issued by the Brazilian Accounting Standards Committee (CPC), which were adopted by the Company from 2010, which modify the accounting practices adopted in Brazil.  These new accounting standards were adopted, for all periods presented, in the preparation of the Company financial information for the three-month period ended March 31, 2010.

5
The financial information also includes the balance sheet as at December 31, 2009. We audited this information at the time of its preparation, in connection with our audit of the financial statements for the year then ended, and expressed an unqualified opinion thereon dated April 21, 2010. It also includes the statement operations for the three-month period ended March 31, 2009, which was reviewed by other auditors, who issued an unqualified report dated May 14, 2009, before adoption of the adjustments to the financial information pursuant to CPC No. 23 - Accounting Policies, Estimate Changes and Errors (Note 2). In connection with our review, as mentioned in paragraph 1, we have audited these adjustments to the financial information, which in our opinion, are, in all material respects, fairly presented.

São Paulo, May 14, 2010

PricewaterhouseCoopers	Carlos Eduardo Guaraná Mendonça
Auditores Independentes	Contador CRC1SP196994/O-2
CRC 2SP000160/O-5

Fibria Celulose S.A. and Subsidiaries

Consolidated Balance Sheets at the
Quarter Ended March 31
In thousands of Brazilian reais

		Parent company		Consolidated
Assets	Note	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Current
Cash and cash equivalents	3	57,174	188,427	550,351	645,479
Trading securities	3	1,728,963	2,843,215	2,120,176	3,251,903
Derivative financial instruments	18	-	-	-	5,122
Trade accounts receivable	4	489,966	871,375	1,163,660	842,848
Inventories	5	392,733	370,646	822,940	834,371
Recoverable taxes	6	241,657	216,051	246,898	231,294
Other		66,048	210,419	128,690	254,222

		2,976,541	4,700,133	5,032,715	6,065,239

Non-current
Trading securities	3	27,340	65,439	27,340	65,439
Intercompany receivables	8	22,260	5,464	-	-
Deferred income taxes	7	861,003	802,750	1,340,628	1,283,544
Recoverable taxes	6	240,345	262,698	374,138	372,509
Advances to suppliers and tax incentives	14	550,613	559,683	672,683	679,389
Other		81,468	96,646	94,215	120,644
Investments in subsidiaries and affiliates	9	11,666,474	11,330,192	15,139	15,430
Biological assets	11	2,625,629	2,662,053	3,754,246	3,831,822
Property, plant and equipment	10	4,433,063	4,449,540	13,988,018	14,037,031
Intangible assets	12	5,411,102	5,437,905	5,416,837	5,443,354

		25,919,297	25,672,370	25,683,244	25,849,162

Total assets		28,895,838	30,372,503	30,715,959	31,914,401

Fibria Celulose S.A. and Subsidiaries

Consolidated Balance Sheets at the
Quarter Ended March 31
In thousands of Brazilian reais	(continued)

		Parent company		Consolidated
Liabilities and shareholders' equity	Note	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Current
Loans and financings	13	659,301	974,298	1,026,939	1,465,953
Trade accounts payable		531,415	424,247	472,993	384,282
Taxes payable		19,196	17,950	46,075	27,659
Income taxes payable		-	4,774	-	11,741
Taxes paid in installments		14,340	-	14,340	-
Payroll and related charges		67,820	96,976	84,076	123,326
Dividends		2,164	2,166	8,041	2,293
Derivative financial instruments		13,287	3,900	13,287	-
Accounts payable - Aracruz acquisition		2,131,581	2,430,289	2,131,581	2,430,289
Advances from subsidiaries		-	21,765	-	-
Other		110,319	44,822	113,348	51,371

		3,549,423	4,021,187	3,910,680	4,496,914

Non-current
Loans and financings	13	4,507,351	3,715,686	9,776,092	9,511,141
Intercompany loan payable	8	4,169,895	5,174,199	-	-
Taxes paid in installments	15	60,710	59,702	61,044	59,702
Deferred income tax		680,096	653,573	968,493	975,420
Provision for contingencies	15	123,553	334,361	132,201	340,934
Accounts payable - Aracruz acquisition		605,497	1,253,890	605,497	1,253,890
Other		135,273	103,411	176,490	200,981

		10,282,375	11,294,822	11,719,817	12,342,068

Shareholders' equity
Capital	17	8,379,397	8,379,397	8,379,397	8,379,397
Capital reserves		2,688	2,688	2,688	2,688
Revaluation reserve		9,959	10,274	9,959	10,274
Treasury shares		(756)	(756)	(756)	(756)
Revenue reserves		5,046,382	5,046,067	5,046,382	5,046,067
Fair value equity adjustment		1,618,824	1,618,824	1,618,824	1,618,824
Retained earnings		7,546		7,546

Shareholders' equity attributed to the company's shareholders		15,064,040	15,056,494	15,064,040	15,056,494
Non-controlling equity interest				21,422	18,925

		15,064,040	15,056,494	15,085,462	15,075,419

Total liabilities and shareholders' equity		28,895,838	30,372,503	30,715,959	31,914,401

The accompanying notes are an integral part of these quarterly information.

Fibria Celulose S.A. and Subsidiaries

Consolidated Statements of Operation
Quarters Ended March 31
In thousands of Brazilian reais

		Parent company			Consolidated
	Note	2010	2009	2010	2009

Operating revenues
Domestic sales		410,768	391,104	446,596	453,266
Export sales		727,569	245,502	1,325,472	1,075,058

		1,138,337	636,606	1,772,068	1,528,324

Sales deductions
Taxes on sales		(90,516)	(83,603)	(90,879)	(95,214)
Returns and discounts		(6,159)	(4,487)	(6,159)	(4,486)

Net operating revenues		1,041,662	548,516	1,675,030	1,428,624
Cost of sales		(845,716)	(414,587)	(1,266,480)	(1,157,069)

Gross profit		195,946	133,929	408,550	271,555

Operating expenses
Selling		(59,317)	(50,905)	(69,835)	(75,288)
General and administrative		(54,021)	(22,459)	(64,503)	(58,965)
Management fees	8	(7,915)	(1,112)	(7,915)	(5,536)
Financial results		-	-	-	-
Income	19	132,339	20,639	187,385	94,169
Expenses	19	(227,902)	(209,945)	(341,776)	(345,744)
Indexation charges and exchange losses, net	19	(186,128)	72,046	(186,638)	66,276
Equity in the earnings (losses) of subsidiaries and affiliates		147,605	(25,948)	(291)	(839)
Other income and expenses, net		(40,521)	(36,638)	(43,831)	(28,111)
Gain on remeasurement of original investment in Aracruz upon acquisition of control		-	1,378,924	-	1,378,924

		(295,860)	1,124,602	(527,404)	1,024,886

Income (loss) before taxes on income		(99,914)	1,258,531	(118,854)	1,296,441

Income taxes - (expense) benefit
Current	7	82,922	(2,889)	72,740	(34,475)
Deferred	7	24,538	6,318	54,912	4,913

Net income for the quarter		7,546	1,261,960	8,798	1,266,879

Attributable to
Shareholders of the Company		-	-	7,546	1,261,960
Non-controlling equity interest		-	-	1,252	4,919

Net income for the quarter		7,546	1,261,960	8,798	1,266,879

The accompanying notes are an integral part of these quarterly information.

Fibria Celulose S.A.

Consolidated Statements of Changes in Shareholders' Equity
In thousands of Brazilian reais

						Revenue reserves
									Fair value
		Capital	Revaluation	Treasury			Undistributed	Retained	equity
	Capital	reserves	reserves	shares	Legal	Investments	dividend	earnings	adjustments	Total

At December 31, 2008	3,052,211	2,688	12,073	-	248,193	835,241	-	-	-	4,150,406
Prior year adjustments										-
First-time adoption of CPCs 15 to 40	-	-	-	-	-	-	-	2,032,860	-	2,032,860
Transfer to revenue reserves	-	-	-	-	-	2,032,860	-	(2,032,860)	-	-

At January 1, 2009	3,052,211	2,688	12,073	-	248,193	2,868,101	-	-		6,183,266
Capital increase (Note 1)	4,005,091	-	-	-	-	-	-	-	-	4,005,091
Cancellation of shares (Note 16)	-	-	-	(756)	-	-	-	-	-	(756)
Share issuance (Note 16)	529,843	792,252	-	-	-	-	-	-	-	1,322,095
Capitalization of share premium reserve (Note 16)	792,252	(792,252)	-	-	-	-	-	-	-	-
Realization of reserves	-	-	(1,799)	-	-	-	-	1,799	-	-
Other	-	-	-	-	-	(1,251)	-	-	-	(1,251)
Fair value equity adjustments	-	-	-	-	-	-	-	-	1,618,824	1,618,824
Net income for the year	-	-	-	-	-	-	-	1,929,225	-	1,929,225
Appropriation to legal reserve	-	-	-	-	25,675	-	-	(25,675)	-	-
Mandatory dividends	-	-	-	-	-	-	121,958	(121,958)	-	-
Transfer to revenue reserves	-	-	-	-	-	1,783,391	-	(1,783,391)	-	-

At December 31, 2009	8,379,397	2,688	10,274	(756)	273,868	4,650,241	121,958	-	1,618,824	15,056,494
Realization of reserves	-	-	(315)	-	-	315	-	-	-	-
Net income for the period	-	-	-	-	-	-	-	7,546	-	7,546

At March 31, 2010	8,379,397	2,688	9,959	(756)	273,868	4,650,556	121,958	7,546	1,618,824	15,064,040

Fibria Celulose S.A.

Consolidated Statements of Changes in Shareholders' Equity
In thousands of Brazilian reais	(continued)

					Revenue reserves					Advances
		Capital	Revaluation	Treasury			Undistributed	Fair value equity	Retained	for future capital		Non controlling
	Capital	reserves	reserves	shares	Legal	Investments	dividend	adjustments	earnings	increase	Total	interest	Total

At December 31, 2008	3,052,211	2,688	12,073	-	248,193	835,241	-	-	-		4,150,406	1,122	4,151,528
Prior year adjustments											-		-
First-time adoption of CPCs 15 to 40									2,032,860		2,032,860		2,032,860
Transfer to income reserves						2,032,860			(2,032,860)		-		-
											-		-
At January 1, 2009	3,052,211	2,688	12,073	-	248,193	2,868,101	-	-	-	-	6,183,266	1,122	6,184,388
Aquisition of non-controlling interest											-	603,274	603,274
Fair value of non-controlling interest											-	2,078,056	2,078,056
Net income for the period									1,261,961		1,261,961	4,919	1,266,880
Advances for future capital increase										2,366,770	2,366,770		2,366,770
Realization of reserves			(486)			486
Other						(1,251)					(1,251)		(1,251)

At March 31, 2009	3,052,211	2,688	11,587	-	248,193	2,867,336	-	-	1,261,961	2,366,770	9,810,746	2,687,371	12,498,117

The accompanying notes are an integral part of these quarterly information.

Fibria Celulose S.A. and Subsidiaries

Consolidated Statements of Cash Flows
Quarters Ended March 31
In thousands of Brazilian reais

	Parent company		Consolidated
	2010	2009	2010	2009

Profit (loss) before income and social contribution taxes	(99,914)	1,258,531	(118,854)	1,296,441

Adjustments for
Depreciation, depletion and amortization	224,113	120,240	404,950	292,456
Exchange rate and monetary variation	186,128	(72,046)	186,638	(131,201)
Fair value of derivative contracts	11,055	(14,988)	11,055	(12,441)
Equity in earnings (losses) of affiliates	(147,605)	25,948	291	90
Fair value of the initial 12.35% interest in Aracruz	-	(1,378,924)	-	(1,378,924)
Present value accretion adjustment for acquiring shares	95,553	134,204	95,553	134,004
Loss on the sale of property, plant or equipment	1,165	-	8,761	1,789
Appropriation of interest on securities	(30,429)	(8,213)	(37,196)	(24,597)
Appropriation of interest on financing	76,189	61,880	183,988	67,558
Additions/reversals of the provision for contingencies, allowance for doubtful accounts and others	(56,200)	(768)	(46,336)	(9,899)

Decrease (increase) in assets
Accounts receivable	418,222	8,268	(283,897)	(15,587)
Inventories	(22,730)	(14,669)	7,316	79,425
Recoverable taxes	(8,770)	(19,380)	(32,414)	30,172
Intercompany credits	(16,796)	-	-	-
Other accounts receivable/advances to suppliers	127,839	(8,148)	100,649	(10,664)

Increase (decrease) in liabilities
Suppliers	106,993	(15,996)	75,847	(4,746)
Accrued taxes	5,432	(2,914)	18,080	(83,331)
Payroll and related charges	(29,156)	(17,907)	(39,250)	(21,461)
Intercompany debits	(493,351)	-	-	-
Other accounts payable	15,890	(30,677)	(17,977)	(27,152)

Cash from operations	363,628	24,441	517,204	181,932
Interest received on securities	19,575	4,440	20,370	275,769
Interest paid on financings	(89,682)	(48,876)	(152,716)	(72,933)
Income and social contribution taxes paid	-	-	(6,537)	(1,463)

Net cash from operating activities	293,521	(19,995)	378,321	383,305

Investment activities
Installments paid for acquisition of Aracruz	(1,042,654)	(500,000)	(1,042,654)	(395,054)
Acquisition of property, plant and equipment	(139,129)	(56,927)	(185,242)	(551,087)
Securities	1,163,205	(1,692,826)	1,186,652	(1,649,306)
Capital increase in subsidiary	(176,111)	(81,537)	-	-
Revenue on the sale of fixed assets	544	-	544	2,582
Settled derivative contracts	(1,668)	(51,211)	7,354	(51,211)
Others	-	2,162	-	355

Cash used in investment activities	(195,813)	(2,380,339)	(33,346)	(2,643,721)

Fibria Celulose S.A. and Subsidiaries

Consolidated Statements of Cash Flows
Quarters Ended March 31
In thousands of Brazilian reais	(continued)

	Parent company		Consolidated
	2010	2009	2010	2009

Financing activities
Loans with associated companies
Borrowings	747,865	232,801	795,390	499,915
Advance for future capital increase	-	2,366,770	-	2,366,770
Payments of financings/loans - principal	(976,782)	(211,530)	(1,251,531)	(387,619)
Others	-	(121)	-	-

Cash generated (used) in financing activities	(228,917)	2,387,920	(456,141)	2,479,066

Effects of exchange rate variation on cash	(44)	-	16,038	(3,179)

Net increase (decrease) in cash and cash equivalents	(131,253)	(12,414)	(95,128)	215,471

Cash and cash equivalents at the beginning of the period	188,427	18,878	645,479	157,995

Cash and cash equivalents at the end of the period	57,174	6,464	550,351	373,466

The accompanying notes are an integral part of these quarterly information.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

1	Operations and New Business Development

(a)	Business

Fibria Celulose S.A. (formerly, Votorantim Celulose e Papel S.A. ("VCP") (or "Parent company") and its subsidiaries (the "Company", "Fibria" or "we") are mainly engaged in forestry and the manufacturing and sale of short fiber pulp, printing and writing paper, and special papers.

The Company's business is strongly affected by global paper and pulp prices, which are historically cyclical and subject to significant volatility over short periods, as a result of, among other factors: (a) global demand for paper and pulp products; (b) global production capacity and strategies adopted by the main producers; and (c) availability of substitutes for these products. All these factors are beyond the control of the Company's management.

(b)	Acquisition of Aracruz shares

On January 20, 2009 the Company acquired a 12.35% controlling equity interest in the total capital of Aracruz Celulose S.A. ("Aracruz") (28% of voting capital or 127,506,457 common shares) for R$ 2,710,000, payable in six semi-annual fixed installments, free of interest and charges.

Additionally, on March 5, 2009, VCP acquired an additional 127,506,457 common shares of Aracruz, comprising 28% of its voting capital, for R$ 2,710,000 payable in six semi-annual fixed installments.

On May 27, 2009, BNDES Participações S.A. - BNDESPAR, as the owner of 56,880,857 common shares of Aracruz, subscribed 43,588,699 preferred shares issued by VCP, which were subscribed through a contribution of Aracruz shares valued at R$ 14.56 each, amounting to R$ 828,185.

On July 1, 2009, mandatory tender offer with tag along rights of Aracruz common shares ("ARCZ3") was completed. Total shares included in the mandatory tender offer amounted to 15,507,357 common shares, including 13,828,307 common shares, or 89% of the equity sold. The purchase price totaled R$ 236,633, and is payable in six semi-annual fixed installments maturing until July 2011.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

On July 17, 2009, the Board of Directors of both VCP and Aracruz approved a stock swap merger in which each remaining issued and outstanding common share of Aracruz was exchanged for 0.1347 of VCP's common shares and each remaining issued and outstanding preferred share of Aracruz was exchanged for 0.1347 of VCP's common shares. This exchange ratio had been previously reviewed and approved by the Boards of Directors of both companies.

On August 26, 2009 the VCP and Aracruz Extraordinary General Meetings ("EGM") approved the merger of all shares of Aracruz by VCP.

The effects of this business combination are shown in Note 9(c).

(b)	The Guaíba unit disposal

On December 15, 2009, the Company concluded the sale of the industrial installations, land and forests that together are known as the Guaíba Unit, located in the municipality of Guaíba in the state of Rio Grande do Sul. The original amount of the sales price was R$ 2,416 million which generated a capital gain of R$ 33,414, recorded in "Other operating income".

During the first quarter of 2009 the Guaíba Unit recorded net revenues of R$163,047 and cost of sales of R$ 133,188, representing, respectively, 9.73% of Company's net revenues and 10.52% of costs of sales.

(c)	Merger of companies

On December 21, 2009, Fibria's EGM approved the merger of Arapar S.A. and São Teofilo Representação e Participações S.A. into the Company. On December 22, 2009, the EGM approved the merger of Aracruz into the Company. The merged companies ceased to exist and were fully merged into Fibria as of December 31, 2009. As the merged companies were wholly-owned by Fibria, there was no related capital increase in Fibria.

2	Presentation of Financial Statements and
Significant Accounting Practices

(a)	Presentation of financial statements

The Board of Directors authorized the issuance of this quarterly information on May 13, 2010, including subsequent events through such date.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The financial statements have been prepared in accordance with the accounting practices adopted in Brazil, with the provisions of the Brazil's Corporation Law, with the CVM standards and with the Pronouncements and Guidance from the Brazilian Accounting Standards Committee ("CPC"), (collectively "BR GAAP").

Significant changes were introduced to Brazilian GAAP beginning on January 1, 2010 which have been applied retrospectively for all periods presented. These changes are summarized in (b) below. The quarterly information includes, at a minimum, the disclosure requirements set forth in CPC Technical Pronouncement ("CPC") 21 - "Interim Financial Statements".

(b)	First-time adoption of accounting
standards issued by the CPC

Significant changes were introduced to Brazilian GAAP in two stages: (i) in 2008, upon issuance of CPCs 1 through 14 which were adopted by the Company in its financial statements as at and for the year ended December 31, 2008; and (ii) retroactively (and therefore, such information for the first quarter of 2009 is different from the information as originally presented) in 2009, upon issuance of CPC 15 through 40 (except for CPC 34 - not issued).

The new Brazilian GAAP accounting standards are being adopted and presented for the first time in this quarterly financial information.

The transition date adopted by the Company was January 1, 2009, at which date it prepared its opening balance sheet under the new Brazilian GAAP.

Exceptions to the retrospective adoption of the
new Brazilian GAAP accounting standards

The Company adopted the following exemptions retrospectively:

(i)	Business combination - CPC 15 ("Business Combinations") was applied as from
January 1, 2009.

In accordance with CPC 37 elective exemptions do not apply to the Company, since:

(i)	Insurance contracts - the insurance contracts entered into are not addressed in the scope of this pronouncement.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(ii)
Cost attributed to property, plant and equipment - property, plant and equipment was already being depreciated based on useful lives, and the Company's management understands there are no significant differences between fair value and the net book values of PP&E.

(iii)
Assets and liabilities of subsidiaries, jointly-owned subsidiaries and affiliates - the first-time adoption of the accounting standards were applied concurrently and consistently by all subsidiaries and affiliates.

(iv)	Compound financial instruments - there were no operations involving these types of financial instruments.

(v)	Decommissioning liabilities included in the cost of property, plant and equipment - no such contracts were present.

(vi)	Financial assets and intangible assets accounted for pursuant to ICPC 01 - concession agreements - no contracts covered by this technical interpretation have been entered into.

Summary of new accounting standards
adopted and reconciliation of results of
operations and shareholders' equity

The main changes that Brazilian GAAP introduced in this financial information upon the first-time application of CPCs 15 through 40 were as follows:

(a)
CPC 15 - "Business Combinations" - pursuant to prior Brazilian GAAP, goodwill recorded on the step-acquisition of Aracruz was recorded in various stages and represented the excess purchase price in relation to equity in earnings (losses) of subsidiaries and affiliates. In accordance with CPC 15 the date of acquisition is the date on which control was obtained, taking into consideration the fair value of identifiable assets acquired and liabilities assumed. Whenever a business combination is consummated through a step acquisition, that is, a controlling equity interest is acquired in a legal entity in which the company already held an equity interest, CPC 15 determines that the initial equity interest be revalued at fair value on the date of acquisition, with a contra-entry to the statement of operations (Note 9).

The asset exchange operation carried out between Fibria and International Paper in 2007 generated negative goodwill of R$ 1,781,000, which, in the scope of this accounting standard, was deemed to be a deferred gain from an advantageous purchase and was adjusted as a contra-entry to shareholders' equity, net of tax effects.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)
CPC 18 - "Investment in Affiliate and Subsidiary" - unrealized results from sales by the Parent company of assets to a subsidiary ("downstream") were eliminated from the stand-alone balance sheets, thereby matching the Parent company to the Consolidated shareholders' equity and individual and consolidated statement of operations.

(c)	CPC 22 - "Segment Information" - the Company has presented selected information by operating segment (pulp and paper).

(d)
CPC 26 - "Presentation of Financial Statements" - non-controlling interests (formerly referred to as minority interest) are included as a separate component of shareholders' equity. A statement of comprehensive income has been included for the first time.

(e)	CPC 29 - "Biological Assets" - biological assets, consisting of forests, were remeasured at fair value, net of estimated costs to sell. Previously, these assets were recorded at historical cost.

(f)
CPC 32 - "Taxes on Profit" - pursuant to prior Brazilian GAAP, the Company recognized deferred tax assets to the extent that they were realizable over a maximum ten years period. In accordance with CPC 32, credits are recorded to the extent it is probable that future taxable profits will be available.

The Company presents the effects on the Parent company and Consolidated statement of operations for the quarter ended March 31, 2009 and on shareholders' equity at January 1, 2009, March 31, 2009 and December 31, 2009, as below:

			Consolidated
	December 31, 2009	March 31, 2009	January 1, 2009

Reconciliation of effects on shareholders' equity
Shareholders' equity disclosed under prior Brazilian GAAP	9,989,091	6,501,375	4,150,406
Realization of goodwill upon exchange of assets with
International Paper - pulp mill in Três Lagoas (CPC 15)	1,781,000	1,781,000	1,781,000
Mark-to-market valuation of the 12.35% equity interest held prior to the acquisition of controlling equity interest in Aracruz (CPC 15)	1,378,924	1,378,924
Impacts on realization of goodwill upon change in the criterion to set the date of acquisition of controlling equity interest (CPC 15)	(241,876)	(9,341)
Other effects from business combination (Aracruz) (CPC 15)	(119,342)	(104,797)
Tax effects from business combination (CPC 32)	(58,094)	5,140
Equity valuation adjustment arising from business combination in Aracruz acquisition (CPC 15)	1,618,824	2,078,056
Fair value adjustment for biological assets (CPC 29)	953,010	401,406	401,406
Realization from harvest and use of biological assets (CPC 29)	(65,558)	(3,278)
Tax effect from biological assets (CPC 32)	(308,485)	(129,834)	(131,013)
Other	12,812	(9,848)	(18,533)

Shareholders' equity as adjusted by CPC 15 through 40	15,056,494	11,888,803	6,183,266

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

	March 31, 2009
	Parent company	Consolidated

Reconciliation of effects on net income
Net income disclosed under prior Brazilian GAAP	(14,550)	(5,866)
Mark-to-market valuation of equity interest held prior to the acquisition of controlling equity interest in Aracruz (CPC 15)	1,378,924	1,378,924
Realization of goodwill upon change in the criterion to set
the date of acquisition of controlling equity interest (CPC 15)	(9,341)	(9,341)
Other effects from business combination (CPC 15)	(104,799)	(104,799)
Tax effects from business combination (CPC 32)	5,140	5,140
Fair value adjustment for biological assets (CPC 29)	(3,464)	(3,275)
Realization for harvest and use of biological assets (CPC 32)	1,177	1,177
Tax effect from biological assets
Effects on the first-time application of CPC 15 through 40 in subsidiaries, net of tax effects	188	-
Other	8,685	-

Net income as adjusted by CPC 15 through 40	1,261,960	1,261,960

(c)	Description of significant accounting practices

The significant accounting practices applied in the preparation of this quarterly information (Company and consolidated) are described below.

Determination of operating results

Operating results (revenues, costs and expenses) are determined on an accrual basis. Revenues from sales of products are recognized whenever their amount can be reliably measured and all risks and benefits are transferred to the buyer.

Accounting estimates

The financial statements include estimates and assumptions, such as the measurement of valuation allowances on credit operations, estimates of fair value of certain financial instruments, provisions for contingent liabilities, estimates of useful life of certain assets. The actual results may differ from these estimates.

Cash and cash equivalents

These include cash on hand, cash at banks and highly liquid short-term investments, which are readily convertible into a known amount of cash and subject to an immaterial risk of change in value, as well as overdraft facilities. Overdraft facilities are shown in the balance sheet as "Loans and financings", in current liabilities.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Financial instruments

Classification and measurement

The Company classifies its financial assets into the following categories: (i) trading securities, (ii) loans and receivables, (iii) held to maturity, and (iv) available for sale. The classification depends on the purpose for which the financial assets have been acquired.

(i)	Trading securities

The financial assets for trading are characterized by the nature of their active and frequent trading in the financial markets. These assets are measured at fair value, and the changes in fair value are recognized in the statement of operations under "Financial results".

The derivative instrument operations are classified in this group and valued as described above. Whenever these derivative instruments are designated as a hedge, the changes in fair value are recognized in the same line of the statement of operations which were impacted by the originally hedged operation.

(ii)	Loans and receivables

This includes loans and receivables under fixed or determinable payment terms which are not quoted in an active market. Loans and receivables are adjusted based on the effective rate of the transaction. The effective rate is that set in the contract and adjusted by the related costs of each transaction.

(iii)	Held-to-maturity financial assets

These comprise mainly financial assets quoted in an active market where the Company has the intention and the financial capacity to hold them to maturity. These are valued at acquisition cost, plus contractual earnings based on the effective interest rate.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(iv)	Available-for-sale financial assets

These comprise the financial assets which, by their nature, cannot be classified into the three categories above. These assets are recorded at fair value and recognized in the statement of operations as "Financial results". The difference between the fair value and that calculated based on the effective interest rate method is recorded in shareholders' equity, under "Fair value equity adjustments", net of tax effects, when applicable. Such difference is transferred to the statement of operations upon the settlement of the transaction or if the loss is deemed to be permanent. The Company has no assets available for sale.

(v)	Fair value

The fair value of publicly-traded investments is based on current market prices. With regard to financial assets without an active market, the Company establishes the fair value through valuation techniques. These techniques include the comparison with transactions recently agreed with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models.

The Company assesses from time to time whether there is objective evidence to indicate that the financial asset has been recorded at an amount greater than its amount recoverable. When applicable, an impairment allowance is recorded.

(vi)	Derivative instruments and
hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently remeasured at fair value. Changes in fair value are recorded in income. Even though the Company uses derivatives to mitigate risks, we have not adopted hedge accounting through March 31, 2010. The fair value of derivatives is disclosed in Note 18.

Trade accounts receivable

These are stated at present and realizable values. Accounts receivable from export customers are recorded based on foreign exchange rates in effect at the balance sheet date. An allowance for doubtful accounts is recorded in an amount considered sufficient by management to cover expected losses on the realization of receivables.

Inventories

Inventories are stated at their average purchase or production cost, which include the depletion of biological assets, lower than the replacement cost or realizable value, less an allowance for obsolescence, when necessary. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses. Imports in transit are stated at the accumulated cost of each import.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Income tax and social contribution

Taxes on income are calculated at the statutory income tax and social contribution rates, taking into consideration the offset of tax loss carryforwards to determine amounts payable. Pre-tax book income is adjusted for temporarily non-deductible expenses or temporarily non-taxable income in order to calculate current taxable income, generating deferred tax credits or charges. These tax rates are 25% for income tax and 9% for social contribution.

Deferred tax credits arising from tax loss carryforwards and from add-backs of temporarily non-deductible expenses are recognized only to the extent their realization is probable, based on our history of profitability and future estimated taxable income.

Investments in subsidiaries and affiliates

The subsidiaries are legal entities in which the Company, whether directly or through other subsidiaries, can unilaterally make decisions and elects the majority of board members.

Affiliates are legal entities on which the Company has a significant influence and do not bear the characteristics of subsidiaries or jointly-owned subsidiaries ("joint venture").

Jointly-owned subsidiaries are legal entities in which the Company shares control, as established by contract, over the economic activity for which strategic, financial and operating decisions on the Company's activities require the unanimous approval by the parties with which control is shared.

In the Parent company balance sheet, this equity interest is recorded on the equity method. In accordance with this method, the investment is initially recognized at cost and later adjusted by recognizing the equity interest attributed to the Parent company in changes of the investee's net assets. Adjustments to the book value of investment are recorded by recognizing the Parent company's proportional interest in changes in the balance of the components of other comprehensive results of the investee, directly recognized in its shareholders' equity. These changes are recognized on a downstream basis in other comprehensive results directly in shareholders' equity.

The results from upstream transactions between the Parent company and its subsidiaries, as well as the results arising from direct transactions among the subsidiaries, are not recognized in the Parent company financial statements when the transacted assets are shown in the balance sheets of these subsidiaries, except when these results present evidence of an impairment of assets.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Business combination and goodwill

The Company uses the acquisition method to account for transactions recorded as business combinations. The acquisition cost is measured at fair value of delivered assets, of equity instruments issued and liabilities incurred or assumed at the acquisition date.

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling equity in the target company is valued at the fair value of equity or at the relevant portion of fair value of the target company's net identifiable assets. The excess of acquisition cost in relation to fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and, if lower, is recorded as an advantageous purchase gain in the statement of operations on the acquisition date.

In transactions in which the Company acquires a controlling equity interest in a company where it already held an equity interest immediately prior to the acquisition date, this initial equity interest is revalued to fair value on the acquisition date and, if there is a gain, it is recognized in the statement of operations for the period.

In the Parent company financial statements, the fair value of identifiable assets acquired and liabilities assumed of indirectly-held subsidiaries remain recoded as an investment, under "Goodwill".

Goodwill is classified in intangible assets, is not amortized and is tested for impairment at least once a year.

Property, plant and equipment

Property, plant and equipment are stated at cost plus voluntary revaluations and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are listed in Note 10. Repairs and maintenance are allocated to the statement of operations as incurred. The cost of major renovation is added to the book value of the asset if the future economic benefits exceed the standard performance initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Biological assets

Biological assets are measured at fair value, net of estimated costs to sell. Depletion is calculated on harvesting forests.

Biological assets consist of eucalyptus forests for production of bleached pulp. The harvest cycle is seven years. The fair value was determined based on the discounted cash flows method, taking into account the cubic volume of timber, segregated by plantation year, and the equivalent sales value of standing timber. Revenues from sale of wood also took into consideration forest maintenance costs, related taxes and assets used in the plantation, such as farm equipment and maintenance tools. The volumes used in the valuation are consistent with the annual average harvest for each region.

Leasing

Leases of property, plant and equipment for which the Company carries risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase initially recognized as property, plant and equipment with a corresponding funding liability.

Leases for which part of the ownership risks and benefits are held by the lessor are classified as operating leases. Payments for operating leases (net of any incentives received by the lessor) are expensed on the straight-line method over the lease term.

Impairment assessment

Management reviews annually the carrying amount of assets to assess events or changes in economic, operating or technological circumstances that might indicate an impairment of the carrying amount of such assets. Whenever such evidence is identified and the carrying amount exceeds the recoverable value, an allowance for impairment is recorded to adjust the carrying amount to the recoverable value.

Loans and financings

Loans payable are initially recognized at fair value when funds are received, net of transaction costs. Subsequently, they are stated at amortized cost, including accrued charges and interest, proportional to the incurred period (pro rata temporis). Unless immaterial, transaction costs are recorded as an item reducing loans and recognized during the period of the debt, based on the effective interest rate method.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Costs of loans directly attributable to the acquisition, construction or production of a qualifying asset are an integral part of the cost of such asset. Other costs of loans are recognized as expenses, on an accrual basis.

Other assets and liabilities
(current and non-current)

An asset is recognized in the balance sheet when it is probable that it will generate future economic benefits for the Company, and its cost or value can be reliably measured. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will required to settle it. Liabilities include contractual charges, indexation charges or exchange rate changes incurred, when applicable. Provisions are recognized based on the best estimates of the risk involved.

Assets and liabilities are classified as current when their realization or settlement is likely to occur in the next 12 months. Otherwise, assets and liabilities are presented as non-current.

Contingent assets and contingent
liabilities and legal obligations

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows: (i) contingent assets are recognized only when there is evidence that realization is virtually certain or favorable, final and unappealable court decisions have been obtained; (ii) contingent liabilities are accrued when losses are assessed as probable and the amounts involved can be reliably measured; contingent liabilities assessed as possible losses are disclosed in the notes to the financial statements and contingent liabilities assessed as remote losses are neither accrued nor disclosed; and (iii) the legal obligations are accounted for as payables.

Consolidated financial statements

The financial statements have been prepared in conformity with consolidation practices and applicable legal provisions. Accordingly, cross-shareholdings, and intercompany accounts, revenue and expenses, and unrealized profits have been eliminated. The jointly-owned subsidiaries Veracel Celulose S.A. and Asapir Produção Florestal e Comércio Ltda. have been consolidated proportionally in accordance with the Company's ownership interest percentage.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The financial statements include those of the Parent company Fibria Celulose S.A. and of the following direct or indirect subsidiary companies: VOTO - Votorantim Overseas Trading

Operations IV Limited ("VOTO IV"), Fibria Overseas Holding KFT, Newark Financial Inc., VCP North America Inc. ("VCP N.A."), Normus Empreendimentos e Participações Ltda., Fibria-MS Celulose Sul Mato-Grossense Ltda., Fibria Terminais Portuários Ltda., Fibria Overseas Finance Ltd., Fibria Internacional GMBH, Projetos Especiais e Investimentos S.A., Alicia Papéis S.A., Mucuri Agroflorestal S.A., Portocel - Terminal Especializado de Barra do Riacho S.A., Aracruz Produtos de Madeira S.A., Fibria Trading Internacional Ltd., Fibria Celulose (USA) Inc., Ara Pulp - Com. de Importação e Exp. (Unipessoal) Ltda., Riocell Limited and Rio Trade. The equity interest held in these entities are shown in Note 9.

3	Cash and Cash Equivalents and Securities

		Parent company		Consolidated
	Annual yield - %	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Cash and banks		6,326	15,801	41,634	251,712
Cash equivalents		-	-	-	-
Brazilian reais		-	-	-	-
Bank Certificates
of deposits (CDBs)	101.4 of CDI	50,848	172,626	50,926	393,767
Foreign currency
Fixed-term deposits	0.39	-	-	457,791	-
Cash and cash equivalents		57,174	188,427	550,351	645,479

Trading securities	100.7 to 101.4 of CDI	1,641,242	2,746,991	2,032,456	3,155,679
Held-to-maturity securities	102.6 of CDI	115,061	161,663	115,060	161,663

Marketable securities		1,756,303	2,908,654	2,147,516	3,317,342

Cash and cash equivalents and
securities		1,813,477	3,097,081	2,697,867	3,962,821

Non-current		27,340	65,439	27,340	65,439
Current		1,786,137	3,031,642	2,670,527	3,897,382

The balance of short-term investments is substantially comprised of investment fund shares, exclusive investment funds and investments in CDBs, the original maturity of which does not exceed 90 days. The fund assets are comprised mainly of CDBs, committed debentures, Federal Government securities and credit securities, originally maturing between February 2010 and September 2012.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

4	Trade Accounts Receivable

	Parent company		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Domestic customers	271,116	258,215	223,911	285,658
Export customers - intercompany (*)	315,299	885,401	-	-
Other customers	10,896	32,376	1,054,424	921,231
Advances against export contracts	(74,064)	(272,067)	(74,064)	(324,303)
Allowance for doubtful accounts	(33,281)	(32,550)	(40,611)	(39,738)

	489,966	871,375	1,163,660	842,848

(*)
Accounts receivable from customers abroad consist of shipment of pulp to Fibria Overseas Holding KFT, which is responsible for selling, operations, custody services and providing the logistics for exporting our products to Europe, Asia and North America.

At March 31, 2010 the Company had outstanding 'vendor' operations totaling R$ 161,265 (R$ 158,024 at December 31, 2009), which are deducted from the balance of domestic trade accounts receivable above. The Company is the guarantor of these transactions, and potential losses are charged to the allowance for doubtful accounts.

For the quarter ended March 31, 2010, there was an increase in the net valuation allowance of R$ 730 (R$ 608 at December 31, 2009), recorded under the "Other operating income (expenses)".

5	Inventories

	Parent company		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Finished products
At plant/warehouses	156,769	147,679	205,652	152,582
Abroad	-	-	275,072	348,478
Work in process	13,802	19,807	26,349	23,768
Raw materials	152,946	132,605	208,796	203,658
Supplies	64,959	65,932	101,228	100,473
Imports in transit	3,986	4,097	5,129	4,885
Advances to suppliers	271	526	714	527

	392,733	370,646	822,940	834,371

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

6	Recoverable Taxes

	Parent company		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Withholding tax and prepaid income tax and social contribution	202,253	190,712	243,656	241,800
Value-added sales taxes on purchases of property, plant and equipment	31,091	24,534	34,107	25,365
Excise tax, value-added sales taxes, and taxes on revenue	598,299	608,638	754,338	742,673
Allowance for losses on value-added sales tax credits	(349,641)	(345,135)	(421,646)	(406,265)
Other	-	-	10,581	230

	482,002	478,749	621,036	603,803

Non-current	240,345	262,698	374,138	372,509
Current	241,657	216,051	246,898	231,294

The Company has been accruing ICMS credits in the States of Espírito Santo, Bahia and Mato Grosso do Sul since it exports from these states. Company's management revised the prospects for realization of such credits and established a provision for the full amount due to low probability of realization by its unit in the State of Mato Grosso do Sul. The Company established for the Espírito Santo unit a partial provision reflecting the probability of realization.

Credits on recoverable taxes will be realized by 2014, in accordance with the budget approved by the Company's management. The estimated realizations are 40% in 2010, 41% in 2011, 11% in 2012, 6% in 2013 and 2% in 2014.

7	Deferred Income Taxes

Fibria, and its subsidiaries that are incorporated in Brazil, are taxed based on adjusted accounting income and have calculated and recorded their taxes based on the statutory tax rates in effect at the balance sheet date. Deferred income tax and social contribution tax credits are presented net and are attributable to tax loss carry forwards and temporary differences related to (a) the effect of unrealized foreign exchange gains/losses on loans which are taxable upon settlement, (b) adjustment to fair value of derivatives, (c) temporarily non-deductible provisions, (d) investments in agri-business activities and (e) temporary differences arising from the application of the CPCs.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Based on estimates made by management and approved by the Board of Directors, the Company expects to recover the credits related to tax loss carryforwards and temporary differences credits by the end of 2021 based on the following profile: 7% in 2010; 8% in 2011; 9% in 2012; 9% in 2013; 8% in 2014; 12% between 2015 and 2017; and 23% between 2018 and 2020, and 24% in 2021.

(a)	Reconciliation of income tax and social
contribution expense

	Parent company		Consolidated
	March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009

Income (loss) before income tax and social contribution	(99,914)	1,258,531	(118,854)	1,296,441

Income tax and social contribution at statutory nominal rate - 34%	33,971	(427,901)	40,410	(440,790)

Equity in earnings (losses) of subsidiaries and affiliates	50,186	(8,822)	(99)	(285)
Reversal of social contribution credit on export profits (i)	82,922	-	82,922	-
Tax benefit from REFIS - Law 11,941/09 (ii)	9,216	-	9,216	-
Income from foreign jurisdictions - VOTO	-	(1,499)	-	-
Differences in foreign jurisdiction tax rates	-	-	53,571	(27,820)
Goodwill from Ripasa transaction	(23,777)	-	(23,777)	-
Effect of unrealized profits	(10,827)
Present value adjustment accounts payable - Aracruz acquisition	(32,177)	(29,220)	(32,177)	(29,220)
Gain on remeasurement of initial Aracruz investment		469,072		469,072
Other non-deductible expenses	(2,054)	1,799	(2,414)	(519)

Income tax and social contribution benefit (charge)	107,460	3,429	127,652	(29,562)

Effective rate - %	107.6	(0.3)	107.4	2.3

(i) Effect of non-levy of Social Contribution on Net Profit of export revenues for 2003 (Note 15(iv)).
(ii) Tax benefit from interest and fine subject matter of the Tax Amnesty and Refinancing Program (REFIS) (Note 15(viii)).

(b)	Analysis of deferred tax balances

	Parent company			Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Assets
Tax loss carryforwards	363,253	342,940	795,250	788,399
Provision for contingencies	55,038	62,255	87,977	77,697
Sundry provisions	243,627	198,840	258,317	222,288
Deferral of losses on derivative contracts	4,518	1,327	4,517	(1,311)
Goodwill amortization	194,567	197,388	194,567	196,471

Total (non-current portion)	861,003	802,750	1,340,628	1,283,544

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

	Parent company			Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Liabilities
Accelerated tax incentive depreciation	-	-	14,326	15,360
Exchange rate fluctuation (Executive Act 1,858-10/99 article 30)	331,793	394,679	340,754	429,538
Reforestation costs already deducted for tax purposes	47,188	4,819	211,882	167,225
Fair value of biological assets - CPC 29	171,047	177,206	271,464	283,642
Effect of business combination - CPC 15	74,766	75,952	74,766	75,952
Other provisions	55,302	917	55,301	3,703

Total (non-current portion)	680.096	653,573	968,493	975,420

The Company elected to adopt the Transition Tax Regime (RTT), instituted by Executive Act 449/08, whereby the calculations of income tax and social contribution, and contributions to PIS and COFINS for 2008-2009 continue to be determined based on criteria set forth in Law No 6,404 in force at December 31, 2007. The Parent company and its subsidiaries formalized such option in their tax returns.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

8	Related Party Transactions and Significant Balances

(a)	Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Investimentos Industriais S.A., which holds 29.34% of its shares, and BNDES Participações S.A. ("BNDESPAR"), which holds 30.42% of the Company's shares. The remaining shares, comprising 40.24% of issued shares, are held by various shareholders ("free float"). The Company's commercial and financial operations with its subsidiaries, affiliates, Votorantim Group companies and other related parties are carried out at normal market prices and conditions, based on terms and usual rates, applied to arm's length transactions. Balances are as follows:

		Parent company				Consolidated
		March 31, 2010		December 31, 2009	March 31, 2009	March 31, 2010		December 31, 2009	March 31, 2009
			Income		Income		Income		Income
	Relationship	Balances	(expenses )	Balances	(expenses )	Balances	(expenses )	Balances	(expenses )

Financial investments
Banco Votorantim S.A.	Other related parties	189,146	3,943	194,460	5,759	197,133	4,735	194,460	5,759
Swap contract obligations
Banco Votorantim S.A.	Other related parties	-	-	2,029	1,039	-	-	2,029	1,039
Trade accounts receivable
Alícia Papéis S.A.	Subsidiary	22,260	-	5,464	-	-	-	-	-
Votorantim Group companies' customers
Votorantim Cimentos		354	1	353	3	354	1	353	3

Suppliers
Asapir Produção Florestal e Comércio Ltda. (i)	Subsidiary	14,095	-	14,095	-	14,095	-	14,095	-
Tivit Tecnologia da Informação (ii)	Other related parties	14	(916)	13	(787)	16	(1,044)	15	(872)
Votoner - Votorantim Comercializadora de Energia (iii)	Other related parties	-	(4,585)	591	(9,800)	-	(4,609)	591	(11,877)
VID (iv)	Shareholder	92	(921)	211	(4,127)	92	(921)	211	(4,168)
Indústria de Papel de Pedras Brancas	Other related parties	-	(39)	5	(901)	-	(39)	5	(901)
Companhia Nitro Química Brasileira	Other related parties	347	(879)	305	(1,146)	585	(1,626)	539	(1,293)
Anfreixo S.A.	Other related parties	331	(1,081)	271	(472)	355	(2,028)	361	(1,188)
Alicia Papéis S.A.	Subsidiary	205,500	(42,473)	158,400	(143,748)	-	-	-	-

Financing - Votorantim Group companies
Votorantim Group companies
VOTO III (v)	Other related parties	90,994	(2,205)	91,039	17,275	90,994	(2,205)	91,039	17,275
VOTO IV (vi)	Subsidiary	365,614	(15,790)	349,824	(4,483)	365,614	(15,790)	349,824	(4,483)
Intercompany loan agreements (vii)
Fibria Trading International	Subsidiary	4,169,895	(44,341)	5,195,964	-	-	-	-	-
Companies not belonging to the Votorantim Group
Banco Nacional do Desenvolvimento Econômico
e Social (BNDES) (viii)	Shareholder	1,356,758	(28,894)	1,368,521	(23,087)	1,731,906	(29,775)	1,768,048	(23,087)

(i)	Supply of wood, pulp and paper under market conditions, the settlement for which is made at harvesting.

(ii)	Provision of IT and shared services center services provided by VID.

(iii)	Electric energy supplied to VCP - MS and the units in Jacareí (pulp manufacturing) and Piracicaba (paper manufacturing) based on market rates.

(iv)	Service provided by VID through the CCTI and Shared Service Center (CSC).

(v)	VOTO III loan, wholly-owned subsidiary of Votorantim Participações S.A. ("VPAR"), maturing in 2014 and annual rate of 7.88% p.a.

(vi)	VOTO IV loan, a subsidiary jointly owned with VPAR, maturing in 2020 and annual rate of 7.75% p.a.

(vii)
Intercompany loan with Fibria Trading International at LIBOR + average spread from 0.57% to 1% p.a., payment of principal amount and interest once a quarter, with final maturity in July 2014. This operation was transferred on December 21, 2009 from VCP Overseas KFT to Aracruz Trading International.

(viii)
Operations indexed to the BNDES's currency basket (UMBNDES) and Long-term Interest Rate (TJLP), TJLP Reference Unit (URTJLP) with average spread of 7.9% p.a. and 2.5% p.a., respectively, payments of principal amount and interest once a month and final maturity in 2015.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Officers' and directors' compensation

The total annual amount authorized by the Annual General Meeting on April 30, 2010 for officers' and directors' compensation for 2010 was R$ 30,000.

Compensation expenses are summarized as follows:

		March 31
	2010	2009

Short-term benefits to officers and directors	4,797	5,536
Severance pay	3,118	-

	7,915	5,536

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th monthly salary), social charges and contributions to Federal Government's Social Security authority INSS), the Federal Government Severance Fund (FGTS) and the variable compensation program. The post-employment benefits consist of a defined contribution private pension plan (Note 21).

The Company does not have any additional post-employment obligation and does not offer any other benefits, e.g. seniority leave and other seniority benefits.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

9	Investments in Subsidiaries and Affiliates

(a)	Breakdown of investments

	March 31, 2010					December 31, 2009	March 31, 2009
	Information about investees			Our equity interest		Shareholders'	Income (loss)
	Shareholders'	Income(loss)		Shareholders'	Income(loss)	equity	for the period
	equity	for the period	Percentage	equity	for the year	(adjusted)	(adjusted)

(a) Parent company
Fibria-MS Celulose Sul Matro-Grossense Ltda.	5,001,221	(52,675)	100	5,001,221	(52,675)	4,877,877	(2,184)
Alícia Papéis S.A.	1,825,926	81	100	1,825,926	81	1,825,845	-
Veracel Celulose S.A.	2,866,600	(3,470)	50	1,433,300	(1,735)	1,435,035	-
Normus Empreendimentos e Participações Ltda.	793,328	99,317	100	793,328	99,317	694,011	(19,280)
Fibria Trading International Ltd.	1,507,665	159,774	48,3	728,202	77,169	635,457	-
Mucuri Agroflorestal S.A.	76,175	-	100	76,175	-	76,175	-
Portocel - Terminal Especializado Barra do Riacho	43,720	2,555	51	22,297	1,303	23,991	-
Asapir Produção Florestal e Comércio Ltda.	50,864	(446)	50	25,432	(223)	25,655	(285)
Fibria Celulose (USA) Inc.	29,976	7,299	100	29,976	7,299	22,171	-
VOTO - Votorantim Overseas Trading Operations N.V.	41,960	1,746	50	20,980	873	20,107	4,408
Aracruz Produtos de Madeiras S.A. (APM)	44,875	(873)	33.33	14,957	(291)	15,248	-
Riocel Limited	1,053	(6)	100	1,053	(6)	1,030	-
Ara Pulp. Com. de Imp. e Exp. Unipessoal Ltda.	41	-	100	41	-	41	-
Newark Financial Inc. (*)	(536,541)	(13,934)	100	(536,541)	(13,934)	(522,928)	(8,960)
Fibria Overseas Finance Ltd. (*)	(5,342)	22,916	100	(5,342)	22,916	(28,259)	-
Fibria International GMBH	7,959	7,733	100	7,959	7,733	226	-
Projetos Especiais Investimentos S.A.	(3,150)	(222)	100	(3,150)	(222)	(2,715)	-
Arapar S.A.			-	-	-	-	134
São Teófilo Repres. Participações S.A.			-	-	-	-	219
Other				380	-	415

				9,436,194	147,605	9,099,382	(25,948)

Plus-value of assets on acquisition of Aracruz allocated to subsidiaries
Veracel Celullose, Alícia Papéis, Mucuri Agroflorestal, Portocel				2,230,280	-	2,230,810	-

Total investment and equity in earnings (losses) of Parent company				11,666,474	147,605	11,330,192	(25,948)

(b) Consolidated
Aracruz Produtos de Madeira S.A.				14,957	(291)	15,248	(839)
Other				182	-	182	-

Total investment and consolidated equity in earnings (losses)				15,139	(291)	15,430	(839)

(*) Liabilities are between the subsidiaries of Fibria.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Selected financial information of subsidiaries

Summary of selected financial information on our subsidiaries at March 31, 2010:

	Total assets	Total liabilities	Net revenues

Subsidiaries
Fibria-MS Celulose Sul Mato-Grossense	6,013,835	1,012,521	219,082
Alícia Papéis	3,278,225	16,564	42,743
Veracel Celulose	1,864,988	431,687	96,339
Normus Empreend.e Participações	822,851	29,522	-
Fibria Trading International	7,473,643	5,949,107	1,430,322
Mucuri Agroflorestal	76,191	17	-
Portocel - Term. Esp. Barra do Riacho	154,880	111,161	22,621
Asapir Produção Florestal e Comércio	64,776	13,913
Fibria Celulose (USA) Inc.	453,927	423,950	439,716
VOTO - Voto Overseas Trading Oper.	354,842	363,561	-
Riocel Limited	1,070	16	-
Ara Pulp. Com. de Imp. e Exp. Unip.	52	12	-
Newark Financial Inc.	488	537,029	-
Fibria Overseas Financial	1,844,807	1,850,149	-
Fibria International GMBH	1,830,592	1,822,633	-
Projetos Especiais Investimentos	58,576	61,726	-

(c)	Allocation of goodwill

As mentioned on Note 1, on January 21, 2009 we acquired a controlling equity interest in Aracruz (merged into us by December 31, 2009), using the acquisition method to account for the acquired assets, liabilities assumed and the non-controlling equity interest.

Pursuant to paragraph 42 of CPC 15, the Company reassessed its previous equity interest of 12.35% in Aracruz to fair value at the acquisition date and recognized underlying gains in the statement of operations for the period:

Common shares held before business combination - in thousands of shares	127,506
Share trading price on January 21, 2009 - in Brazilian reais	12.65

Fair value of the initial equity interest in Aracruz	1,612,956

(-) Book balances on January 21, 2009
Accounting cost of the investment (equity value and goodwill remaining balance)	234,032

Gross initial equity interest valuation at fair value	1,378,924

The table presents the Aracruz acquisition and the allocation of identifiable assets acquired and liabilities assumed, recognized on the acquisition date, the fair value on the date of acquisition of non-controlling equity interest and the determination of goodwill:

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Acquisition price taken into consideration
Present value payable to the Families	4,687,972
Fair value of initial equity interest in Aracruz	1,612,956
Fair value of non-controlling equity interest on the acquisition date	2,078,056

8,378,984

(-) Fair value of identifiable assets acquired and liabilities assumed
Advances to suppliers - Forestry Partnership Programs	397,358
Property, plant and equipment	3,042,053
Intangible assets	779,000
Other assets	(19,326)
Loans and financing	140,276
Other liabilities	9,254

Total fair value of assets acquired and liabilities assumed	4,348,615

(+) Deferred income tax and social contribution from temporary differences
on the acquisition date	1,293,269

(-) Net assets acquired at book value	(962,495)
(=) Goodwill based on the expected future profitability of the investment prior to the disposal
of the Guaíba Unit	4,361,143
(-) Write-off of goodwill in connection with the disposal of the Guaíba unit	(130,693)
(=) Goodwill based on the expected future profitability of the investment	4,230,450

10	Property, Plant and Equipment

(a)	Parent company

		March 31, 2010			December 31, 2009
	Annual
	depreciation	Adjusted	Accumulated
	rate - %	cost	depreciation	Net	Net

Land		1,221,448	-	1,221,448	1,221,448
Buildings	4	1,121,512	(467,690)	653,822	634,823
Machinery, equipment and facilities	5.5	3,892,615	(1,962,168)	1,930,447	1,974,433
Furniture and fixtures	10	52,899	(34,973)	17,926	16,218
Vehicles	20	18,842	(13,683)	5,159	5,672
Advances to suppliers		279,636	-	279,636	275,718
Construction in progress		319,779	-	319,779	302,424
Other		160,403	(155,557)	4,846	18,804

		7,067,134	(2,634,071)	4,433,063	4,449,540

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Consolidated

		March 31, 2010			December 31, 2009
	Annual
	depreciation	Adjusted	Accumulated
	rate - %	cost	depreciation	Net	Net

Land		2,249,799	-	2,249,799	2,248,725
Buildings	4	2,687,925	(961,186)	1,726,739	1,707,722
Machinery, equipment and facilities	5.5	14,212,615	(5,039,610)	9,173,005	9,180,472
Furniture and fixtures	10	66,371	(40,443)	25,928	22,322
Vehicles	20	30,681	(20,063)	10,618	11,036
Advances to suppliers		285,918	-	285,918	281,823
Construction in progress		499,099	-	499,099	555,607
Other		179,663	(162,751)	16,912	29,324

		20,212,071	(6,224,053)	13,988,018	14,037,031

The balance of construction in progress is comprised mainly of expansion and optimization projects of Fibria's industrial units, namely R$ 33,194 in Jacareí, R$ 15,114 in Piracicaba, R$ 23,281 of forest maintenance projects and R$ 111,355 of VCP-MS and R$ 106,633 at the Aracruz unit.

Finance leases and contracts that do not bear the legal characteristics of a lease, but transfer the right to use an asset in exchange for a payment, amount to R$ 190,193 at March 31, 2010, net of depreciation (R$ 197,881 at December 31, 2009).

(c)	Reconciliation of net book value at the
beginning and end of the period

	Parent company		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
	Three months	12 months	Three months	12 months

At the beginning of the period	4,449,540	3,237,040	14,037,031	7,626,578
Acquisition of machinery, equipment and facilities		29,837		326,792
Advance to suppliers	11,273	20,491	17,901	491,918
Imports in transit	37,050	48,751	51,393	411,764
Acquisition through business combination		1,295,175		7,373,293
Inventories transfers to maintenance (CPC 27)	9,065	107,332	29,265	107,332
Other	1,253	10,673	72,221	81,694
Disposal of items		(16,840)		(61,279)
Disposal of Guaíba unit				(1,842,127)
Depreciation	(75,118)	(282,919)	(215,470)	(474,593)
Other			(4,323)	(4,341)

At the end of the period	4,433,063	4,449,540	13,988,018	14,037,031

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

11	Biological Assets

The Company's biological assets are substantially comprised of growing forests, intended for supply of wood for pulp production. The reconciliation of book balances at the beginning and at the end of the period is as follows:

	Parent company		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
	Three months	12 months	Three months	12 months

At the beginning of the period	2,662,053	840,330	3,831,822	1,536,768
Acquisition through business combination	-	1,394,870	-	1,849,069
Fair value changes	-	-	-	-
Wood harvested in for the period	(126,026)	(404,074)	(247,731)	(563,335)
Plantation	89,602	286,357	170,155	390,344
Growing	-	544,570	-	1,073,175
Disposal of the Guaíba unit	-	-	-	(454,199)

At the end of the period	2,625,629	2,662,053	3,754,246	3,831,822

12	Intangible Assets

(a)	Parent company

		March 31, 2010			December 31, 2009
	Annual
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net

Systems development and deployment	20	163,352	130,486	32,866	36,165
Databases	10	456,000	59,018	396,982	410,309
Patents	15.9	129,000	25,565	103,435	108,844
Relationship with the suppliers
Diesel and ethanol	22.7	29,000	8,735	20,265	22,101
Chemicals	6.3	165,000	13,309	151,691	154,623
Goodwill based on expected future profitability
Ripasa		545,345	69,932	475,413	475,413
Aracruz		4,230,450	-	4,230,450	4,230,450

		5,718,147	307,045	5,411,102	5,437,905

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Consolidated

		March 31, 2010			December 31, 2009
	Annual
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net

Systems development and deployment	20	174,927	136,326	38,601	41,614
Databases	10	456,000	59,018	396,982	410,309
Patents	15.9	129,000	25,565	103,435	108,844
Relationship with the supplier
Diesel and ethanol	22.7	29,000	8,735	20,265	22,101
Chemicals	6.3	165,000	13,309	151,691	154,623
Goodwill based on the expected future profitability
Ripasa S.A.		545,345	69,932	475,813	475,413
Aracruz Celulose S.A.		4,230,450	-	4,230,450	4,230,450

		5,729,722	312,885	5,416,837	5,443,354

The Company assessed at December 31, 2009 the recovery of net book value of goodwill in light of value in use, using the discounted cash flow model for each cash generating unit. Estimating the value in use involves assumptions, judgmental analyses and estimates of future cash flows and represents the Company's best estimate approved by the Company's management. The recovery test of Company's assets did not require recognizing impairment of goodwill at that date.

13	Loans and Financing

(a)	Current

		Parent company		Consolidated
Type/purpose	Average annual charges (*) - %	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

In foreign currency
Export credits (prepayment)	6.09	83,009	355,644	102,607	422,827
Bonds - VOTO IV	8.50	9,414	1,584	9,414	1,584
Eurobonds (issued by VEP)	4.25	420	1,659	420	1,659
Eurobonds (issued by Fibria Overseas)	9.25	-	-	58,763	27,810
Export credits (ACC)	2.45	45,784	105,605	113,816	273,264
FINIMP	1.83	2,612	2,523	2,612	2,527
Leasing	3.24	4,794	4,771	8,499	8,393
Export credits (Finnvera)	5.90	-	-	39,532	40,331
Other		-	-	4,455	4,370

In Brazilian reais
BNDES
TJLP	TJLP + 2.5	105,021	110,677	186,687	200,437
Currency basket (UMBNDES)	UMBNDES + 7.1	13,039	10,664	40,653	37,479
Leasing indexed to CDI	10.82	11,962	9,851	11,961	11,954
Rural credit note	10.22	-	10,199	44,878	54,313
NCE	11.25	383,246	361,121	402,642	378,949
Other		-	-	-	56

		659,301	974,298	1,026,939	1,465,953

(*)	The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, through the weighted average of the maturity for each installment.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Non-current

			Parent company		Consolidated
	Average annual		March 31,	December 31,	March 31,	December 31,
Type/purpose	charges (*) - %	Maturity	2010	2009	2010	2009

In foreign currency
Export credits (prepayment)	6.09	2010 to 2015	2,585,736	1,906,753	4,521,378	4,333,530
Bonds VOTO IV	8.50	2020	356,200	348,240	356,200	348,240
Eurobonds (issued by VEP)	4.25	2014	90,573	89,380	90,573	89,380
Eurobonds (issued by Fibria Overseas)	9.25	2019	-	-	1,742,148	1,741,200
Export credits (ACC)	2.45	2010	178,100	52,236	178,100	76,784
FINIMP	1.83	2012	4,883	4,774	4,883	4,774
Leasing	3.24	2013	13,945	13,633	25,065	24,504
Export credits (Finnvera)	5.90		-	-	267,418	280,116
Derivative debts	8.54		-	-	910,803	890,449
Other			-	-	2,698	5,078

In Brazilian reais
BNDES
TJLP	TJLP + 2.5	2009 to 2015	1,110,710	1,118,901	1,312,846	1,334,097
Currency basket (UMBNDES)	UMBNDES + 7.1	2009 to 2015	127,988	127,590	191,721	196,035
CDI indexed leasing	10.82	2014	30,884	33,347	30,884	33,347
NCE in reais	11.25	2010 to 2013	8,332	20,832	68,083	80,583
Other			-	-	73,292	73,024

			4,507,351	3,715,686	9,776,092	9,511,141

(*)	The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, through the weighted average of the maturity for each installment.

	Parent company				Consolidated
Maturity of	Denominated	Denominated			Denominated	Denominated
long-term	in Brazilian	in foreign			in Brazilian	in foreign
installments	reais	currency	Total	Percentage	reais	currency	Total	Percentage

2011	113,734	242,651	356,385	8	225,759	356,128	581,887	6
2012	155,784	286,868	442,652	10	304,299	703,799	1,008,098	10
2013	218,052	526,574	744,626	17	309,571	1,070,225	1,379,796	14
2014	345,049	692,638	1,037,687	22	357,929	1,391,714	1,749,643	18
2015	307,898	376,567	684,466	15	319,132	869,885	1,189,017	12
2016	99,007	356,778	455,785	10	110,241	913,454	1,023,695	11
2017	38,390	276,924	315,313	7	49,624	530,830	580,454	6
2018	-	114,237	114,237	3	-	130,888	130,888	1
2019	-	-	-	-	-	1,776,414	1,776,414	18
2020	-	356,200	356,200	8	-	356,200	356,200	4

	1,277,914	3,229,437	4,507,351	100	1,676,555	8,099,537	9,776,092	100

(a)	Export credits (prepayments)

In March 2010, the Company signed an Export Credit Contract with Banco Santander for US$ 535,000 (equivalent at that date to R$ 956,152) bearing LIBOR plus 2.95% p.a., maturing between 2012 and 2017. Receivables are guaranteed by export contracts, and installments mature on shipment dates. At March 31, funds totaling US$ 313,863 (equivalent on the date to R$ 558,991) were drawn down, and the remaining balance was drawn down on April 6, 2010. This facility was fully used to prepay loans with higher financial charges.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In December 2009, the Company borrowed US$ 1,175 million (equivalent at that date to R$ 2,046,970) in a two-tranche export prepayment facility from various banks, with US$ 750 million (equivalent at the date of disbursement to R$ 1,306,580) bearing LIBOR plus 4.0% p.a., maturing within five years, with a three-year grace period, and US$ 425 million (equivalent at the date of disbursement to R$ 740,390) bearing LIBOR plus 4.25% p.a., maturing within seven years, with a five-year grace period. The interest rate is the quarterly London Interbank Offered Rate (LIBOR) plus a spread of 4.00% p.a. on the US$ 750,000 million tranche, plus 4.25% p.a. on the US$ 425,000 million tranche.

In July 2009, the Company signed an export prepayment facility with Banco Credit Suisse totaling US$ 54 million (equivalent at that date to R$ 104,166), bearing interest of 100% CDI plus 1% p.a., maturing in July 2012.

Following the creation of the Conpacel consortium upon the spin-off of the operations of Ripasa to VCP (50%) and Suzano (50%), in September 2008, VCP recorded the balance of loans transferred after the spin-off which were subsequently merged by VCP, of US$ 83,000 thousand (equivalent at the time of disbursement to R$ 139,596), related to the contracts for export prepayment totaling US$ 73,000 thousand and for import financing totaling US$ 10,000 thousand, both of which mature in 2012.

In May 2008, VCP signed an export prepayment contract with Nordea Bank AB totaling US$ 50,000 thousand (equivalent at the time of disbursement to R$ 82,540), bearing LIBOR plus 0.68% p.a. falling due in 2012. The receivables are guaranteed by export contracts and mature within 48 months of the date of receipt of the loan. Proceeds were used to prepay outstanding export financing loans. In the second quarter of 2009, the spread rate was renegotiated. At March 31, 2010 the rate is 4.75% p.a. above LIBOR.

In June 2007, VCP signed an export prepayment contract with a financial institution for US$ 100,000 (equivalent at the time of disbursement to R$ 195,217), bearing interest at LIBOR plus 0.38% per year and maturing in 2015.

In the second quarter of 2009, the spread rate was renegotiated. At March 31, 2010 the rate is 4.65% p.a. above LIBOR.

In July 2006, wholly-owned subsidiary Fibria Overseas Holding KFT (ex-VCP Overseas) signed an export prepayment contract with a group of banks totaling US$ 375,000 thousand (equivalent at the time of disbursement to R$ 816,075), bearing LIBOR plus 0.57% per year and maturing from 2007 to 2014. Receivables are guaranteed by export contracts and installments mature on shipment dates. Proceeds were used to prepay loan agreements related to outstanding export receivable financings. In the second quarter of 2009, the spread rate was renegotiated. At March 31, 2010, the rate is 4.75% p.a. above LIBOR.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(b)	Loan - VOTO III

On January 16, 2004, Votorantim Overseas Trading Operations III Limited ("VOTO III"), a wholly-owned subsidiary of VPAR, raised in the international capital markets US$ 300,000 thousand (at the time of issuance equivalent to R$ 873,000), maturing in ten years and bearing annual interest of 4.25%. We received 15% of the total funds raised, i.e., US$ 45,000 thousand equivalent to R$ 131,000 on that date.

(c)	Loan - VOTO IV

On June 24, 2005, Votorantim Overseas Trading Operations IV Limited ("VOTO IV"), a company jointly controlled together with VPAR, raised US$ 400,000 thousand in bonds in the international capital markets (equivalent at the time of issuance to R$ 955,000). The bonds mature on June 24, 2020 and bear annual interest of 8.5%. We received 50% of the total funds raised, i.e., US$ 200,000 thousand equivalent to R$ 477,000 on that date.

(d)	Loan - Fibria I

On October 30, 2009, the Company through its international subsidiary Fibria Overseas Finance Ltd. ("Fibria Overseas ") raised US$ 1 billion (equivalent at the time of issuance to R$ 1,744,000), maturing within ten years accruing semi-annual interest at 9.25% p.a.

(e)	BNDES

In the first half of 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest at TJLP plus 0% to 4.41% and UMBNDES plus 2.21% p.a. At March 31, 2010, 80% of this total amount had been drawn down. UMBNDES is an index consisting of the exchange fluctuation of a basket of currencies, predominantly the U.S. dollar.

In the second half of 2008, a financing agreement with BNDES totaling R$ 74,821 was approved, bearing TJLP plus 1.36% to 1.76% and UMBNDES plus 1.76% p.a. The deadline for repayment of this financing is 2015. At March 31, 2010, 57% of this amount had been drawn down.

In October 2007, a financing agreement was entered into with BNDES for R$ 21,701, indexed by TJLP + 1.8% and UMBNDES + 1.3% p.a. The principal amount will be settled between 2010 and 2012.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In November 2006, a financing agreement was entered into with BNDES. At March 31, 2010, total amount thereof is R$ 518,086 of which R$ 516,588 has already been drawn down, maturing from 2009 to 2016, bearing interest at TJLP plus 0% to 2.9% p.a. and UMBNDES plus 1.4% to 2.4% p.a.

In 2005 three agreements were entered into with BNDES in December, August and May. In December total funds drawn down were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP + 0% to 4.5% p.a. and UMBNDES + 2.0% to 3.0% p.a. In the August agreement, total funds drawn down reached R$ 55,222, of which a portion is indexed to TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. Final maturity of the agreement is 2015. In the May agreement, total funds drawn down were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The final maturity of the principal amount is 2015.

At March 31, 2010, when considering the portion guaranteed by the Company, equivalent to 50% of financing raised by Veracel from BNDES, the total principal amount is R$ 341,299, repayable from 2010 to 2014, subject to interest ranging from TJLP + 1.0% to 3.3% p.a. and UMBNDES + 3.3% p.a.

Upon the disposal of the Guaíba unit, the Company transferred items given as collateral for the BNDES financing for the Três Lagoas (MS) unit. The transfer of collateral was approved by BNDES and is duly registered.

(f)	Leasing

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally agreed in 2008 for acquisition of forest machinery and equipment. The outstanding amount at March 31, 2010 was R$ 33,495 (US$ 18,894 thousand), and the final installment is due in 2013.

As at March 31, 2010 the Company has recorded 50% of the leases of machinery acquired through its interest in Consórcio Conpacel, which totaled R$ 42,597, and the final installment is due in 2014.

(g)	Export Credit Bill (NCE) and Rural Credit Bill (NCR)

In July 2009, the Company executed an agro-industrial credit agreement totaling R$ 137,000, maturing in 488 days at 11.25% p.a.

In June 2009, the Company contracted an NCR with Banco do Brasil for R$ 42,032, maturing in August 2010 at 10.224% p.a.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In June 2009, the Company contracted an NCE with Banco do Brasil for R$ 73,000, maturing in August 2010 at 11.25% p.a.

In October 2008, the Company contracted an Export Credit Note (NCE) with a Brazilian government owned bank totaling R$ 100,000 which matures in April 2010 at CDI plus 2.88%.

(h)	Export credit (Finnvera)

On September 30, 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, intended to fund companies committed to sustainability programs) in the amount of € 125 million at LIBOR 3M plus 3.325% p.a., which matures in eight and a half years.

(i)	Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company borrowed R$ 73 million from Banco do Brasil through its subsidiary VCP-MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

(j)	Agreement with creditor bank counterparties to Aracruz derivative loans

On May 13, 2009, the Company entered into a final contract with creditor banks to pay the debt arising from derivative financial instruments in 2008. The main terms and conditions of the contract which ratified the terms set forth in the pre-contract entered into in January 2009 are as follows:

.	Total repayment term of nine years, which can be reduced to seven years depending on operational performance and on the occurrence of liquidity events.

.	Repayment of the principal amount in semi-annual installments, starting on June 30, 2009 and quarterly installments starting in 2010, at the end of each quarter.

.	Quarterly LIBOR plus initial spread of 3.5% per year, increasing semiannually by 0.25% starting 2010, resulting in a weighted average rate of LIBOR plus 4.6% per year.

.	28% of the common shares of Aracruz pledged as collateral.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

On October 15, 2009 the Company renegotiated the terms of the contract, aligning the clauses thereof with other Company loan contracts, maintaining the initially negotiated cost and the package of guarantees, except for the pledge on Aracruz's shares, which was waived. This addendum went into effect on December 31, 2009 after the prepayment of US$ 2.1 billion. At March 31, 2010 the balance of this financing was US$ 511 million (equivalent to R$ 910,803), maturing in 2015, 2016 and 2017.

(i)	Debt restructuring

The Company continued with its strategy to manage financial liabilities aimed at harmonizing the maturities of indebtedness with its cash flow generation, optimization of capital structure, resumption of its growth strategy under favorable market conditions and recovery of its investment grade rating.

The disposal of the Guaíba unit was the first stage of the plan which resulted in the capital inflow of US$ 1.4 billion in December 2009. In line with this strategy, in October 2009 the Company raised funds abroad through the issuance of a US$ 1.0 billion bond (item (d)) and an export prepayment of US$ 1,175 million (item (a)).

From the total of US$ 3.575 billion raised by the plan, US$ 2.1 billion was used to prepay a portion of the loans in connection with the Aracruz derivative transactions, and the balance will be used to repay other debt maturities in 2010 and 2011, including the payable arising from the acquisition of Aracruz. At the same time, the Company completed the negotiation to align the terms of the outstanding amount of the debt from derivatives with the other contracts in force after prepaying US$ 2.1 billion. As a consequence, an array of restrictive conditions in the agreed derivative debt were eliminated.

The balance of the principal amount of the debt arising from such prepayment of the derivative debt at March 31, 2010 was R$ 910,803 pertaining to subsidiary Aracruz Trading International Ltd., maturing in 2015, 2016 and 2017.

(ii)	Covenants

The Parent company's and its subsidiaries' loan agreements contain covenants or restrictive clauses, establishing maximum indebtedness and leverage levels as well as minimum coverage of outstanding amounts and the maintenance of minimum balances of receivables either in a current account or a collateral account. In 2009, the Company renegotiated with creditor banks all loans subject to accelerated settlement. As regards BNDES, the Company enhanced the collateral package during 2009 in connection with the failure to comply with the clause governing the maximum level of indebtedness.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The principal covenants governing the credit facility include:

.	certain exceptions and restrictions on the Company's capacity to merge with or into other entities;

.	certain exceptions and restrictions on capital expenditures by the Company and its subsidiaries;

.	certain exceptions and restrictions on sale and exchanges of assets by the Company and its subsidiaries;

.
maintenance, at the end of each quarter, of a ratio of: (i) Earning Before Interest, Tax, Depreciation and Amortization (EBITDA) in accordance with Brazilian GAAP and adjusted (for the last four quarters) as regards (ii) the total debt maturing during the following four consecutive quarters plus financial expenses to be paid during the following four consecutive quarters, greater than 0.25 at March 31, 2010, later increasing up to 1.00 at December 31, 2011;

.
maintenance, at the end of each quarter, of a level of net debt to Adjusted EBITDA (for the last four quarters) of 6.0 at March 31, 2010 and gradually reducing to 3.0 at December 31, 2012 and thereafter;

.	subject to certain exceptions and restrictions on the creation of liens on assets of the Company and its subsidiaries;

.	subject to certain exceptions and restrictions on the assumption of additional debt by the Company and its subsidiaries; and

.	maintenance of a hedge policy approved by the Board of Directors of the Company prohibiting hedging for speculative purposes.

The principal events of default under the Export Credit Note include:

.	timely default on the principal amount or interest in connection with the Export Prepayment Credit Contract;

.	inaccuracy of any declaration, guarantee or certification provided in connection with the Export Prepayment Credit Contract;

.	cross-default and cross-judgment default, subject to an agreed minimum of US$ 25.0 million;

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

.	certain periods of resolution, breach of any obligation under the Export Credit Note;

.	certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

The Company was fully in compliance with the covenants agreed upon in the contract with the banks up until March 31, 2010.

14	Advances to Suppliers - Forestry Partnership Programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and more recently Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Through the program, the Company provides technology, technical assistance, inputs and financial funds according to the type of agreement. We guarantee to the lessor, wood inputs for pulp production. Until March 31, 2010 released funds amounted to R$ 672,681 (R$ 675,879 in 2009), to be reimbursed through delivery of wood by forest producers (incentive users).

15	Provision for Contingencies

The Parent company and its subsidiaries are parties to labor, civil and tax claims at various court levels. The provisions for contingencies against potential unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel.

The provisions for tax and other litigation and the corresponding deposits are as follows:

	Parent company
	March 31, 2010			December 31, 2009
	Judicial	Accrued		Judicial	Accrued
	deposits	amount	Total net	deposits	amount	Total net

Nature of claims
Tax	149,149	(254,298)	(105,149)	324,651	(607,287)	(282,636)
Labor	43,022	(57,158)	(14,136)	32,199	(77,504)	(45,305)
Civil	2,280	(6,548)	(4,268)	238	(6,658)	(6,420)

	194,451	(318,004)	(123,553)	357,088	(691,449)	(334,361)

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

	Consolidated
	March 31, 2010			December 31, 2009
	Judicial	Accrued		Judicial	Accrued
	deposits	amount	Total net	deposits	amount	Total net

Nature of claims
Tax	153,512	(254,586)	(101,074)	333,773	(607,585)	(273,812)
Labor	54,253	(80,416)	(26,163)	37,929	(97,969)	(60,040)
Civil	2,281	(7,245)	(4,964)	237	(7,319)	(7,082)

	210,046	(342,247)	(132,201)	371,939	(712,873)	(340,934)

The Company has tax and civil claims arising in the normal course of business that are assessed as possible losses by management supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. The estimated possible losses from these claims at March 31, 2010 are as follows tax - R$ 1,183,055 and civil - R$ 88,138.

The labor claims are accrued to the extent that future cash outflows are probable, based on the history of settlements over the last years.

The change in the provision for contingencies can be shown as follows:

	Parent company		Consolidated
	March 31, 2010	Opening balance	March 31, 2010	Opening balance
	Three months	12 months	Three months	12 months

Opening balance	691,449	375,771	712,873	443,252
Cancellation of claims (*)	(382,158)	(21,901)	(382,606)	(212,745)
New claims filed		18,061	209	24,004
Merger of Aracruz		316,813		429,688
Charges	8,713	2,705	11,772	28,674

Closing balance	318,004	691,449	342,248	712,873

(*) Mainly due to the Tax Amnesty and Financing Program (item (xiii)).

(a)	A summary of the main tax claims it is set out in the following paragraphs:

(i)	Economic stabilization plan

The Company claims its right to deduct the indexation adjustment in its income tax computation corresponding to the variation of the Consumer Price Index in January 1989. As a consequence, as supported by external legal counsel, the Company established a provision corresponding to the difference between the benefit previously recognized and that determined by the court decision. The accrued amount is R$ 7,883 at March 31, 2010.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(ii)	PIS/COFINS (taxes on revenues)

The Company (then Aracruz) obtained a court injunction against the broadening of the tax base levied on revenues by the COFINS tax. The injunction also covered the increase in the COFINS tax rate established by Law 9,718/98, on the basis of unconstitutionality. A favorable decision was issued in November 2001. However, due to unfavorable court decisions at the time for other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to partially withdraw the lawsuit filed. It then elected to enroll in the PAES program (a tax payment amnesty and refinancing installment program) paying R$ 58,746, as instituted by Law No. 10684/03, the balance at March 31, 2010 is R$ 61,702. The Company continues to challenge the payment of these taxes on exchange gains.

There have been decisions rendered by the Federal Supreme Court (STF) which ruled that the change in the basis for calculation of the PIS and COFINS taxes is unconstitutional. Consequently, despite having withdrawn its original claim, the Company filed a petition for a preliminary injunction to assure its right not to pay the PAES installments relating to such modification, and this petition was granted. The amount relating to the PAES installments that were not paid as a result of the court order, for the months from July 2006 through December 2009, was approximately R$ 27,300, including TJLP interest charges. In February 2009, the Superior Court of Justice (STJ) issued its decision in favor of the Company, determining that the decision of the Second District Federal Court be overturned, which had approved the partial withdrawal of the lawsuit originally filed.

The amount of exchange gains being discussed, from February 1999 to September 2003, is R$ 179,238 at September 30, 2009.

In September 2009, pursuant to guidance issued by the Brazilian Institute of Accountants -IBRACON (Technical Notice 05/2009) in July 2009, and supported by the advice of outside legal counsel, the Company fully reversed R$ 179,238 of the provision for the taxes on exchange gains.

(iii)	ICMS

The Company filed claims challenging the inclusion of ICMS tax in the basis of taxable income for COFINS tax in the period 1996-2002, and also claiming the right to take credit for ICMS tax paid on the purchases of raw materials used in the production of tax-exempt paper. The Company is entitled to take these credits starting January 2006 due to the enactment of Supplementary Law No. 120 of December 29, 2005. The Company has accrued and deposited in escrow the disputed tax, whose total balance at March 31, 2010 is R$ 55,833.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(iv)	Social Contribution on Export Profits

In March 2004, the Company was granted the right, not to pay social contribution on export income retroactively to January 2004. In April 2007, as a result of an unfavorable court decision, the Company made an escrow deposit of principal amounting to R$ 36,859, plus interest of R$ 10,170 based on the SELIC rate. In February 2008, the Company made an additional escrow deposit of R$ 73, and the deposited amount totals R$ 47,102. The contingency is fully accrued. The Company is still discussing this issue in court.

In September 2003, the Company (then Aracruz) was granted the right, from 2002, not to pay social contribution on export income, and it was also assured the right to offset overpaid amounts, indexed by the SELIC rate, of approximately R$ 258 million at March 31, 2010, against which a provision was established. The Company is awaiting a final judicial ruling on the appeal filed by the Federal Government. Furthermore, on December 1, 2009 the Company was served an assessment notice for R$ 64 million regarding social contribution for 2004. For the quarter ended March 31, 2010, as the Brazilian Internal Revenue Service did not serve an assessment notice for 2003 and the Company's external legal counsel agree that the tax authorities are no longer entitled to claim the amounts regarding that period, the Company reversed the provision of R$ 156,331, of which R$ 73,409 to "Financial results" and R$ 82,922 to "Income tax and social contribution".

(v)	Tax assessment notice

In December 2007, Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Revenue Service totaling R$ 906,903 for alleged nonpayment of income tax and social contribution relating on the earnings of its foreign subsidiary recognized in Brazil as equity in earnings of subsidiaries, during the period 2002 to 2006. The subsidiary in question, domiciled in Hungary, sells pulp and paper in the global market.

In June 2008, a trial court upheld the tax assessment. The Company filed an administrative appeal against that ruling, and is presently awaiting the court decision.

We understand, based on the position of our outside legal counsel, that this Hungarian subsidiary is subject to taxation in the country where it was established and, therefore, the likelihood of this assessment being upheld is remote since it violates provisions of the Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation. Thus, in view of the probable likelihood of a favorable outcome, the Company has not recognized any provision for this remote contingency.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(vi)	Class action

In November 2008, a securities class action was filed against the Company and certain of its current and former officers and directors on behalf of persons who purchased the Company's ADS between April 7 and October 2, 2008. The complaint asserts alleged violations of the U.S. Securities Exchange Act, alleging that the Company failed to disclose information in connection with, and losses arising from, certain derivative transactions. The plaintiffs are seeking unspecified compensatory damages and expense reimbursement. Due to the unpredictability of the likelihood of an unfavorable outcome and the lack of elements to estimate the amount or range of potential loss, no provision has been recognized.

(vii)	Tax incentive - ADENE

The Company has business units (from Aracruz) located within the regional development area of ADENE. As the paper and pulp industry is deemed to be a priority for regional development (Decree 4,213, of April 16, 2002), in December 2002 the Company requested and was granted by the Brazilian Revenue Service the right to benefit from reductions in corporate income tax and non-refundable additional amounts calculated on profits from tax incentive activities for plants A and B (period 2003 to 2013) and plant C (period 2003 to 2012), once the qualification reports for tax cuts are approved by ADENE.

On January 9, 2004, the Company was served Official Notice 1,406/03 by the Liquidator of the former Supervisory Office for Development of Brazil's Northeastern Region (SUDENE), reporting that, "by accepting the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the granting of the referred to incentive", the right to use the benefit previously granted is groundless and will be cancelled.

During 2004 and 2005, various ADENE acts were issued to cancel tax benefits. Such acts were refuted by the Company, however no final court decision has been announced in relation to the merits of the claim.

Nevertheless, the Brazilian Revenue Service served the Company an assessment notice in December 2005, requiring the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 264 million - updated to March 2010. The Company filed a protest letter against such assessment notice, which was deemed to have grounds at an administrative level. The Company filed an appeal against this decision and in September 2008, the Ministry of Finance's Board of Taxpayers (CCMF) deemed that the assessment by the tax authorities had partial grounds as to the Company's right to use the tax incentive until 2003. However, the assessment was maintained for 2004, which results in an assessed amount of R$ 48.5 million - updated to March 2010. The Company filed an appeal against the decision involving 2004.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The Company's management, supported by its external legal counsel, believes that the decision to cancel the tax benefits is an error.

In regard to the benefits used to 2004 (R$ 143 million at December 31, 2004), based on the position of its external legal counsel, the Company's management understands that the required tax payment has no grounds, since the Company used the benefits strictly in accordance with the legal parameters and in conformity with the Brazilian Revenue Service's acts and ADENE's qualifying reports.

As regards the remaining time of use until 2012 (plant C) and 2013 (plants A and B), based on the opinion of its external legal counsel, the Company's management understands that it is illegal to revoke the tax benefits the granting of which was conditional upon meeting terms set in advance (implementation, expansion or modernization of industrial enterprise), securing the right to use such tax benefits until the end of the periods set forth in law and in the acts.

Although the Company is convinced that it will prevail, considering the facts that occurred in 2004 and 2005, showing that ADENE and the Brazilian Revenue Service intend to cancel the tax benefits, the Company decided to cease theuse of tax benefits as from 2005, until a final court decision is handed down on the matter.

The likelihood of an unfavorable outcome for the tax benefits used until 2003 is rated as remote by the Company's management and external legal counsel. In regard to the tax benefits already used in 2004 and those still pending use as from 2005, the likelihood of an unfavorable outcome is rated as possible, and no provision has been established.

(viii)	IRPJ - deductibility of social contribution on net profit

On June 29, 2005, the Company was assessed for having treated social contribution charges as deductible for purposes of determining its income tax for 2000 and 2001; the accrual on June 29, 2005 was supplemented by R$ 3.6 million, totaling R$ 38 million.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In July 2005, in view of previous court decisions, the Company decided to pay the amount assessed and therefore reverse the corresponding provision for loss. However, before payment, it recalculated the amount payable and determined the amount to be only R$ 24.4 million. The Company then filed an administrative challenge alleging that it was being overcharged by the difference between the amount of the assessment and the amount of R$ 24,400 which it had settled. Nevertheless, the assessment was upheld at the first administrative level of hearings upon challenge by the Company. The Company has appealed this decision and is awaiting judgment thereon. Furthermore, the Company has maintained a lawsuit challenging the alleged non-deductibility of social contribution on net profit. Based on the position of its outside legal counsel, which assesses the likelihood of an unfavorable outcome in this claim as remote, no provision was recognized.

(ix)	Income tax and social contribution - full offset of tax loss carryforwards

On June 29, 2005, the Company was assessed for offsetting 100% of taxable income in 2000 and 2001 with income tax loss carryforwards. The assessment also covered the full offset, in 2000, of the tax losses generated under the BEFIEX (export incentive) program over the period in which it was eligible to for benefits of that program. The Company challenged the assessment at the first administrative level, but the claims against the Company were upheld. The Company appealed this decision and in June 2008 obtained a favorable decision from the Brazilian Finance Ministry's Board of Tax Appeals (CCMF, currently CARF), which unanimously ruled that the assessments levied by the tax authorities were groundless.

As a consequence of this decision, the Company, on the advice of its outside legal counsel, assessed that the likelihood of loss regarding such contingency to be remote.

(x)	Income and social contribution taxes - partial approval

The Company has three legal proceedings for approval of income tax credits with the Brazilian Revenue Service, referring to 1997, 1999 and the fourth quarter of 2000, totaling R$ 125,233, though only R$ 83,470 was approved by the Brazilian Revenue Service. The Company made a timely appeal against rejection of tax credits by the relevant authorities in all claims. In regard to 1997, the claim is pending a decision to be handed down at trial court. For the fourth quarter of 2000, the Company is awaiting a decision on a voluntary appeal, and for 1999 it awaits a decision on an appeal to the High Court of Justice. On the advice of its outside legal counsel, the Company has not made provisions for these legal proceedings and considers loss to be possible.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

(xi)	Tax Amnesty and Refinancing Program (REFIS)

In November 2009, the Company joined the Tax Amnesty and Refinancing Program (REFIS), introduced by Law 11,941/09, the objective of which is the regularization of tax debts through a special system for payment of tax and social security debts in installments.

The debts included in the installment payment program mainly arise from:

.	COFINS - rate increase from 2% to 3% as established by Law 9,718/98;

.
IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax notice issued by Brazilian IRS due to supposed noncompliance with accessory tax obligations;

.	IR/CSLL - tax notices issued to fully offset income and social contribution tax losses;

.
CIDE - judicial proceeding regarding CIDE levy on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10,168/00 and amended by Law 10,332/01 - period: as from 2002;

.
IOF - judicial proceeding for declaration of non-existence of legal and tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through issue of Euronotes. The IOF amount was deposited in court on February 4, 1994;

.
IR - judicial proceeding about interest levy on earnings arising abroad in the period from 1985 to 1989, resulting from receivables of the Company (at the time represented by Aracruz) from a company under receivership in Argentina (CASA).

The updated amount of debts included in the installment payment program is R$ 242,217, for which there were judicial deposits aggregating R$ 200,224. The impacts on the result of operations for the first quarter of 2010 relate to recognition of debts that had not been previously provisioned, amounting to R$ 51,201, recognition of credit for benefit related to penalty and interest of R$ 27,105, indexation of judicial deposits of R$ 34,770 and provision for lawyers' fees.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated
(b)	Significant comments on labor/civil proceedings

The Company is a party to approximately 3,700 labor lawsuits filed by former employees and third parties, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational diseases and workers' compensation, property damage and health and safety, and 847 civil lawsuits most of which refer to claims for compensation from former employees or third parties for alleged occupational diseases and workers' compensation, collection lawsuits, and application to credits in bankruptcies filed by the Company. The Company has insurance for public liability that covers, within the limits set in the policy, claims for compensation for losses to property damages set by civil courts.

16	Long-term Commitments

The Company entered into long-term take-or-pay agreements with power, transportation, diesel and chemicals suppliers effective for one to ten-year periods. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. The contractual obligations assumed at March 31, 2010 correspond to R$ 221,946 per year. Additionally, in 2007 we entered into a long-term take-or-pay agreement with International Paper for the supply of pulp for a 30-year period. The obligation set out in this agreement totals R$ 110,452 pe year at December 31, 2009.

Acquisition of Ripasa or Conpacel

On November 10, 2004, VCP and Suzano entered into an agreement for the acquisition of controlling interest in Ripasa S.A. Celulose e Papel ("Ripasa"). Subsequently, the Company entered into an Option Instrument for Purchase and Sale of 1,302,810 common shares and 4,121,773 preferred shares of Ripasa, owned by its former controlling shareholders. After various capital reorganizations, 309,451 shares remained in connection the option. On March 23, 2010, the shareholders notified Fibria (formerly VCP) of their intention to exercise their put option. Fibria will be required to keep the shares in treasury stock. The estimated total amount of this transaction is R$ 43,012, for payment in May 2010. A provision of R$ 30,719 related to indexation adjustments was set up, and the difference of R$ 12,293 will be recorded upon effective acquisition of the shares to be held as treasury stock until cancelled.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

In 2008, Fibria (then VCP) and Suzano requested pre-approval from the Brazilian Securities Commission (CVM) to acquire own shares and payment of an amount related to a transaction to avoid possible litigation, since the acquisition would be carried out at market price, which was lower than the contractually agreed price. On June 5, 2008, CVM Board authorized acquisition at market price of the shares involved and did not express a position against payment of the agreed amount.

17	Shareholders' Equity

(a)	Capital

Capital stock at March 31, 2010, totally subscribed and paid in, is represented by 467,934,646 common registered shares without par value.

On May 30, 2009, 244,347,953 preferred shares issued by the Company were approved by the EGM for conversion into common shares based on the ratio of one preferred share for each 0.91 common share.

On July 2, 2009, the deadline to exercise the appraisal right, defined by the EGM of May 30, 2009 expired. The EGM approved the conversion of all 244,347,953 preferred shares of the Company into common shares in the proportion of one preferred share for each 0.91 common share.

The appraisal right was exercised by 14 shareholders that held 36,670 preferred shares. Based on the withdrawal amount of R$ 20.61 per share, corresponding to the equity per share issued by the Company on December 31, 2008; the amount due dissenting shareholders amounted to R$ 756.

The withdrawal amount was charged to "Capital reserves", and the Company's treasurer, was instructed to retire or place in the market the 33,371 common shares resulting from the conversion of the dissenting shareholders' shares.

(b)	Capital increase

On May 27, 2009, a capital subscription was approved by the EGM of February 6, 2009, in the amount of R$ 4,005,091, increasing capital from R$ 3,052,211 to R$ 7,057,302 upon subscription of 210,794,252 newly registered book entry shares, without par value, being 62,105,263 common shares and 148,688,989 preferred shares.

On November 12, 2009, the period in which the holders of preferred class A shares issued by Aracruz could exercise their appraisal rights expired due to merger by Fibria of all the shares issued by Aracruz. As a consequence of the exchange ratio adopted, there was an issue of 77,770,294 common registered book entry shares with no par value, thus increasing capital by R$ 529,843; consequently the Company's capital was increased to R$ 7,587,145, representing 464,934,646 common registered shares with no par value.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

On December 22, 2009, the shareholders approved in an EGM an increase of capital, without issuance of new shares in the amount of R$ 792,252, through capitalization of the Share Premium Reserve/Shares Subscription, increasing the Company's capital stock to R$ 8,379,397.

(c)	Dividends and interest on own capital

The Company's bylaws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as provided for by Brazilian Corporate Law.

(d)	Income reserves

Income reserve is set up through appropriation of 5% of net income for the year. The investment reserve, corresponding to the balance of retained earnings, after constitution of the legal reserve and the special dividend reserve, is mainly destined for investment plans as per the capital budget, plant modernization and maintenance processes, as approved by the Supervisory Board and the Board of Directors.

18	Financial Instruments

The majority of Fibria's sales are denominated in U.S. dollars, while at least half of its costs are incurred in Brazilian reais. The Company has liabilities pegged to different indices and currencies, which may impact the Company's cash flow. In this context, use of derivatives is for hedging purposes as follows: (i) cash flow hedge against currency mismatching and pulp prices and (ii) debt repayment hedge against interest and exchange rate variation. Amounts presented are expressed in Brazilian reais (R$), U.S. dollars (US$) or yen (JP¥).

Policy on the use of derivatives

Fibria's Board of Directors approved on December 18, 2009 the annual revision of the Market Risks Management Policy and Cash Management Policy which regulates its use of derivative financial instruments. The Market Risks Management Policy requires every contracted derivative to be matched to an underlying asset derived from operating transactions, commodity purchases or debt and related index. Accordingly, derivative transactions are only permitted if linked to an effective exposure (hedge), leveraging financial instruments are not allowed.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Fibria calculates net exposure to each risk factor. When a risk factor refers to dollar or euro, maximum hedge limits are determined for up to 12 months. In case of terms from 12 months to 24 months, there shall be previous approval from Fibria's Executive Board, as advised by the Financial Committee. Proposed operations with terms in excess of 24 months require prior approval from the Board of Directors. In relation to interest rate risk, operations with terms and amounts compatible with the corresponding debts may be carried out. The Company must maintain at least 25% of its debt subject to predefined interest rates. For the other risk factors (including pulp prices), any and all operations with maximum terms of 12 months which, under extreme market conditions (stress scenario) do not represent more than 10% of EBITDA, must be submitted for the approval of Fibria's Executive Board, as advised by the Financial Committee. Whenever these operations do not meet such criteria, there shall be consultation with the Board of Directors.

For the analyses of exposure to each risk factor, in the case of foreign exchange rate the Company's forecast of its export flow was considered, based on the budget reviewed and approved by the Executive Board, discounting costs, investments, debt and foreign currency derivatives, which results in net exposure for the period. For the other exposures presented, (Pre R$ and Fixed US$ - both exposures to prefixed rates), the positions of derivatives, debt and cash for the referred to date were considered. We set out below the net exposures, by risk factor, for each of the 12 subsequent months. The amounts were calculated at present value.

Table 1 - Exposure per type of risk

Month	Currency (US$)	Pre (R$)	Fixed (US$)
Apr-10	474.812	66.680	244.279
Ma-10	234.830	49.891	(14.883)
Jun-10	143.728	(989.857)	(105.222)
Jul-10	205.292	36.563	(16.850)
Aug-10	220.917	(101.014)	(47.261)
Sep-10	245.062	13.963	(15.752)
Oct-10	205.598	(444.152)	(60.334)
Nov-10	265.800	7.610	(32.342)
Dec-10	264.649	(141.550)	(26.510)
Jan-11	275.768	(802.773)	(13.872)
Feb-11	278.411	(11.141)	(43.523)
Mar-11	284.618	(13.000)	(13.738)

Chart not audited/ reviewed by our independent auditors

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Contracted derivatives

The following summary of operations presents Fibria's derivatives by category.

A description of each of the contracted derivatives and the hedged item is also provided. Amounts are expressed in Brazilian reais, dollars or yen.

Table 2 - Contracted derivatives

		Notional value		Fair value		1st quarter
Description	Type of Derivative	03/31/2010	12/31/2009	03/31/2010	12/31/2009	Amount received	Amount paid
Hedge	NDF	(217.500)	(272.000)	6.098	13.474	4.828	(1.198)
Hedge	Call	(50.000)	(90.000)	-	(635)	-	-
Hedge	Swap JPY x USD	45.000	45.000	5.876	7.729	-	(1.252)
Hedge	Swap Libor x DI	50.000	50.000	(15.276)	(18.202)	-	(1.715)
Hedge	Swap DI x USD	-	37.000	-	9.022	8.230	-
Hedge	Swap Libor x Fixed	370.418	388.100	(9.985)	(6.265)	-	(2.804)
			Total	(13.287)	5.123	13.058	(6.969)

Table 3 - Summary of derivatives by type of contract

	Notional value		Fair value
Type	03/31/10	12/31/09	03/31/10	12/31/09
Futures agreements
Flow hedge (NDF)	(217.500)	(272.000)	6.098	13.474

Swap agreements
Dollar active status	50.000	50.000
Dollar passive status	45.000	82.000	(19.385)	(7.716)
Yen active status	4.754.615	4.754.615

Options agreement
Flow hedge (Call)	(50.000)	(90.000)	-	(635)

Total			(13.287)	5.123

Table 4 - Summary of derivatives by strategy

	Notional value		Fair value		Unrealized gain/loss
Type	03/31/10	12/31/09	03/31/10	12/31/09	2010	2011	2013	2014
Exchange hedge
Flow hedge	(267.500)	(362.000)	6.098	12.838	5.972	126	-	-
Debt hedge	95.000	132.000	(9.400)	(1.450)	(1.316)	(2.564)	(2.169)	14.323

Interest rate hedge
Debt hedge	370.418	438.100	(9.985)	(6.265)	(21.355)	(4.907)	1.467	278

Total			(13.287)	5.123	(16.699)	(7.345)	(702)	14.601

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

The fair value does not represent the cash required to settle each contract, as such amounts are only required to be disbursed on the date of maturity of each transaction, when the result will be determined, as applicable and based on the market conditions then prevailing. Outstanding contracts at March 31, 2010 are not subject to margin calls or any other mechanism that may result in dismantlement or early adjustment.

The following is a description of the types of derivatives in place and the underlying instruments that are being hedged. All operations are over the counter.

Non-deliverable forward (NDF)

Fibria enters into US dollar forwards with the aim of hedging part of its future export earnings against the appreciation of the Brazilian real versus the U.S. dollar.

European call options

Fibria enters into dollar purchase options (calls) in order to protect part of its future export earnings against exchange variation. At March 31, 2010, all options were out of the money, i.e., presented low probability of being exercised. The options mature through the end of May 2010.

LIBOR vs. Interbank rate swap

Fibria has a position on a conventional swap of LIBOR 3M versus the Interbank (DI) rate, entered into in 2008 at a time when it was still expected to be able to borrow at the LIBOR 3M rate. The expected borrowing was cancelled due to market conditions in the second half of 2008, but the swap was maintained for hedging other debt linked to LIBOR. This contract matures in April 2010.

LIBOR vs. fixed rate swap

Fibria has positions on conventional swaps of LIBOR 3M versus the fixed rate with the objective of hedging debt linked to LIBOR. These swaps are matched to underlying amounts, maturity dates and cash flows.

Japanese yen versus U.S. dollar swap

Fibria has positions on conventional swaps of the Japanese yen versus the U.S. dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to underlying amounts, maturity dates and cash flows.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Fair value measurement of derivatives

Fibria determines the fair value of its derivative agreements which may differ from the mark-to-market (MtM) amounts that represent the amount estimated for future settlement. Such difference might occur due to liquidity, spreads or counterpart interest in advanced settlement. Fibria believes that amounts obtained for those agreements, according to the methods described below, reliably reflect fair values.

The methods used for the measurement of the fair value of the derivatives used by Fibria for hedging operations consider methodologies commonly used in the market. For each of the instruments, we present below a summary of the methodologies used for fair value determination purposes:

.
Non-deliverable forward - a projection of future exchange rate is made, using the exchange coupon for yields for prefixed reais for each maturity date. The difference between the rate so obtained and the contracted rate is determined. Such difference is multiplied by the notional value of each contract and discounted to present value using the yields prefixed in reais.

.
Swap contracts - both the present value of the asset and liability are estimated through discount of cash flows using the market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

.
European dollar options - they are evaluated by the Black-Scholes method, which allows pricing of exchange options based on the demand currency price, on internal and external interest rates, on currency market volatility, on the option exercise price and on the period until maturity.

Sensitivity analysis schedule

Under CVM Rule 475, the sensitivity analysis for outstanding positions is based on three scenarios. Data from yield curves and market quotations were obtained from Bloomberg L.P.

.
Scenario I - probable - is based on market yield curves and quotations at March 31, 2010. Management believes that the market conditions prevailing at the end of March correspond to the probable scenario.

.	Scenario II - this considers an increase by 25% in the risk variable considered in the probable scenario, negatively affecting the fair value of derivative positions.

.	Scenario III - this considers an increase by 50% in the risk variable considered in the probable scenario, negatively affecting the fair value of derivative positions.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

We set out in the table below the sensitivity analysis for derivative financial instruments. The table presents the hedged asset or liability, the hedging derivative and the projected net result of the operation under three different scenarios. The export flow presented refers to the portion hedged by the operation, which is considered in the budget reviewed and approved by the Executive Board.

Table 5 - Sensitivity of derivative cash flows

	Description	Indices	Risk	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
I	Export flow	USD	US$	393.484	491.855	590.226
I	NDF	USD	US$	9.450	(88.921)	(187.292)
				402.935	402.935	402.935

	Description	Indices	Risk	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
II	Export flow	USD	Dollar high	88.586	110.733	132.879
II	Call	USD	Dollar high	-	(3.483)	(25.629)
				88.586	107.250	107.250

	Description	Indices	Risk	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
III	Pre payment	Libor 3M	CDI high	(89.050)	(89.050)	(89.050)
III	Swap Libor x DI	Libor 3M x CDI	CDI high	(15.999)	(16.127)	(16.151)
				(105.049)	(105.177)	(105.201)

	Description	Indices	Risk	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
III	Pre payment	Libor 3M	Dollar drop	(89.050)	(66.788)	(44.525)
III	Swap Libor x DI	Libor 3M x CDI	Dollar drop	(15.999)	(38.193)	(60.386)
				(105.049)	(104.980)	(104.911)

	Description	Indices	Risk	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
IV	Pre payment	Libor 3M	Libor 3M drop	(387.116)	(378.522)	(369.929)
IV	Swap Libor x Fixed	Libor 3M x Fixed	Libor 3M drop	(3.372)	(11.965)	(20.559)
				(390.488)	(390.488)	(390.488)

	Description	Indices	Risk	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
V	Bond	JPY	USD high	(152.190)	(152.190)	(152.190)
V	Swap JPY x USD	JPYX USD	USD high	12.949	(21.861)	(56.672)
				(139.241)	(174.051)	(208.861)

	Description	Indices	Risk	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
V	Bond	JPY	JPY high	(152.190)	(190.237)	(285.355)
V	Swap JPY x USD	JPY X USD	JPY high	12.949	50.996	146.115
				(139.241)	(139.241)	(139.241)

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

We set out below sensitivity analysis related to fair value of derivatives portfolio for several dollar rates, since this is the most significant risk factor in the derivatives portfolio. Data presented considers that other risk factors remain unaltered.

Table 6 - Sensitivity of derivatives portfolio fair value to dollar rate

The tables below present sensitivity of the main loans and investments of the Company.

Table 7 - Sensitivity of principal loans

Description	Index	Risk	Probable Scenario	Possible Scenario (25%)	Remote Scenario (50%)
BNDES	TJLP	TJLP high	1.940.946	2.285.848	2.398.782
BNDES	UMBND	ECM high	614.016	708.050	737.034
BNDES	UMBND	UMBND high	614.016	767.520	921.024
Loan	Libor	Libor high	10.588.804	10.845.282	11.093.446
Loan	Libor	Dollar high	10.588.804	13.236.005	15.883.206
Loan	CDI	CDI high	380.531	391.936	406.657
Loan	Dollar	Dollar high	4.444.868	5.556.084	6.667.301

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Table 8 - Sensitivity of principal investments

Description	Index	Risk	Probable Scenario	Possible Scenario (25%)	Remote Scenario (50%)
Investments	CDI	CDI drop	3.397.547	3.298.344	3.200.612
Investments	Dollar	Dollar drop	303.850	227.887	151.925

Credit risk

Fibria is exposed to credit risk with counterparties for the following financial instruments: derivatives; time deposits; CDBs; RDBs; Fixed Income Box; and committed transactions. The table below presents the ratings of counterparties to those transactions, based on recent available data.

Table 9 - Counterparties' ratings

Counterparty	Moody's	S&P	Fitch
Banco ABC Brasil S.A.	Aa1.br [3]	-	AA- (bra)
Banco Alfa de Investimentos S.A.	-	-	A+ (bra)
Banco BNP Paribas Brasil S.A.	-	brAAA	-
Banco Bradesco S.A.	Aaa.br [3]	brAAA	AAA (bra)
Banco Citibank S.A.	-	brAAA	-
Banco do Brasil S.A.	Aaa.br [3]	-	AA+ (bra)
Banco Safra S.A.	Aaa.br [3]	-	AA+ (bra)
Banco Santander (Brasil) S.A.	Aaa.br [3]	brAAA	AAA(bra)
Banco Votorantim S.A.	Aaa.br [3]	brAA+	AA+ (bra)
HSBC Bank Brasil S.A.	Aaa.br [3]	-	-
Itaú Unibanco Banco Múltiplo S.A.	Aaa.br [3]	brAAA	AAA(bra)
Standard Bank	A-	-	-
Barclays*	A1	A+	AA-
Goldman Sachs Group Inc*	A1	A	A+
JP Morgan*	Aa1	AA-	AA-
Morgan Stanley*	A2	A	A
*Global scale rating

Source: Bloomberg

Liquidity risk

Fibria's policy is to maintain cash and net financial investments at any given time of, at least, the aggregate amount corresponding to estimate payments of financial and operating expenses for the next three months. All derivatives are contracted in the over-the-counter market and do not require margins. Financial investments are substantially promptly redeemable.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Product curves

In building the yield curves used to determine the price of derivatives, public data from BM&F and proprietary Bloomberg L.P. was used. The yield curves are set out below.

Interest yield curve (real)
Term	Rate (p.a.)
1M	8.6598%
6M	9,8390%
1Y	10,8586%
2Y	11,8256%
3Y	12,0992%
5Y	12,2186%
10Y	12,5002%

Interest yield curve (dollor)
Term	Rate (p.a.)
1M	0,2349%
6M	0,4349%
1Y	0,9089%
2Y	1,2210%
3Y	1,8612%
5Y	2,9501%
10Y	4,8067%

Dollar Coupon
Term	Rate (p.a.)
1M	11,3000%
6M	2,9900%
1Y	2,5850%
2Y	3,1139%
3Y	3,8630%
5Y	4,9127%
10Y	6,4663%

Projection - CDI
Term	Rate (p.a.)
1M	8,6200%
6M	9,1028%
1Y	9,9276%
2Y	10,3763%
3Y	10,6097%
5Y	10,6298%
10Y	10,6298%

Projection – Libor 3M
Term	Rate (p.a.)
1M	0,2494%
6M	0,3743%
1Y	0,8473%
2Y	2,2580%
3Y	3,3737%
5Y	4,6804%
10Y	5,0269%

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Dollar volatility
Months	10D Put USD	25D Put USD	ATM	25D Call USD	10D Call USD
1	12,3150%	12,2550%	13,1100%	14,8250%	17,0150%
2	13,0850%	13,3950%	14,5950%	16,7850%	19,2300%
3	13,1750%	13,5300%	14,8500%	17,2450%	19,9900%
4	13,3950%	13,6100%	14,9750%	17,6900%	20,6100%
5	13,5450%	13,7250%	15,1450%	18,0100%	21,2100%
6	13,5800%	13,8150%	15,2700%	18,2400%	21,6250%.
7	13,5300%	13,8650%	15,3800%	18,4500%	21,8150%
8	13,6300%	13,9850%	15,5550%	18,6900%	22,1700%
9	13,8400%	14,1500%	15,7600%	18,9450%	22,4100%
10	13,8750%	14,2100%	15,8900%	19,1600%	22,7100%
11	13,9200%	14,3150%	16,0000%	19,3100%	22,9950%.
12	14,0300%	14,4100%	16,1250%	19,4800%	23,2650%.
13	14,1000%	14,4950%	16,2400%	19,6100%	23,3450%
14	14,1350%	14,6000%	16,3350%	19,7250%	23,4800%
15	14,2300%	14,6900%	16,4500%	19,8850%	23,7000%
16	14,3800%	14,7950%	16,5650%	20,0200%	23,8600%
17	14,5450%	14,8950%	16,6750%	20,1600%	23,8200%
18	14,6250%	14,9600%	16,7650%	20,2800%	24,0500%.
19	14,6600%	15,0100%	16,8350%	20,3650%	24,1600%.
20	14,5600%	15,0750%	16,8700%	20,2650%	23,8450%
21	14,6850%	15,1175%	16,9300%	20,5450%	24,2450%
22	14,7500%	15,1850%	16,9775%	20,6275%	24,2775%
23	14,8450%	15,3525%	17,1350%	20,8375%	24,5325%
24	14,9400%	15,4875%	17,2700%	21,0050%	24,7275%

19	Financial Income and Expenses

Financial income and expenses (Parent company and Consolidated) for the quarters ended March 31, 2010 and 2009 are as follows:

	Parent company		Consolidated
	March 31		March 31
	2010	2009	2010	2009

Financial expenses
Fair value of derivative instruments	(11,529)		(11,529)
Interest on loans and financing	(114,413)	(61,409)	(207,765)	(67,594)
Interest on accounts payable to Aracruz	(94,639)	(134,006)	(94,639)	(134,006)
Other financial expenses	(7,321)	(3,109)	(27,843)	(3,130)

Financial income
Financial investment yield	42,573	13,391	51,208	33,622
Fair value of derivative operations		14,989		56,998
Reversal of indexation charges on contingent liabilities (*)	73,409		73,409
Other financial income	16,357	2,390	62,768	10,200

Exchange gains/losses and indexation charges
Exchange gains/losses on loans and financing	(82,505)	57,073	(242,412)	65,717
Exchange and indexation charges on - other assets and liabilities	(103,623)	(6,579)	55,774	(147,106)

Financial expenses (net)	(281,691)	(117,260)	(341,029)	(185,299)

(*)	Indexation charges on the reversal of the provision for social contribution from export revenues in 2003 (Note 15(iv)).

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

20	Variable Remuneration Program

The Parent company and its subsidiaries maintain a variable performance based remuneration program for their employees, linked to their personal plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. At March 31, 2010, the Company recorded a provision of R$ 14,736 (March 31, 2009 - R$ 13,520).

21	Defined Contribution Pension Plan and Medical Assistance to Retirees

In 2000, the Company joined the Senador José Ermírio de Moraes Foundation (Funsejem), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund's rules, the Company matches employees' contributions to Funsejem, which may range from 0.5% to 6% of nominal salary. The Company's contributions for the quarter ended March 31, 2010 amounted to R$ 1,699 (R$ 881 at March 31, 2009). The employees' and officers' contributions for that period amounted to R$ 2,742 (R$ 1,005 at March 31, 2009). The Company, then Aracruz, set up the Aracruz de Seguridade Social Foundation (ARUS), a not-for-profit closed-ended private pension plan, which currently performs as a multi-employer sponsored fund. In September 1994, sponsor Portocel - Terminal Especializado de Barra do Riacho S.A. became a member of the private pension plan. The Company and Portocel sponsor the ARUS private pension plan. On December 15, 2009 the Company signed the Statement of Termination of Agreement for Membership in the Arus Private Pension Plan and Withdrawal of the Sponsor. If the request for withdrawal of the sponsors of ARUS private pension plan is approved, the sponsors' commitment, calculated in accordance with MPAS/CPC Resolution 06/88, is fully covered by the assets of the plan.

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers' Union to provide the funding for the lifetime medical assistance plan (SEPACO) for all of our employees, spouses and their dependents until they come of age.

The Company's policy prescribes that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

CPC 33 - "Benefits to Employees" requires that an entity calculate the present value of definite benefit obligations and the market value of the assets of the plans at the end of each reporting period and encourages the entity to commit qualified actuaries to measuring such obligations. For interim reporting purposes, measurements are obtained by extrapolating the latest actuarial valuation by an independent expert. The amount recorded as expenses for the quarter ended March 31, 2010 was R$ 2,367.

As at December 31, 2009, these plans had 1,963 participants, and the Company had accrued an actuarial liability calculated by an independent actuary, of R$ 69,469. The actuarial methods adopted comply with Accounting Standard and Procedure, in line with economic and biometric hypotheses, as follows:

December 31, 2009

Discount rate	6.75
Nominal growth rate of medical costs	3.0
Increase rate of medical assistance use	3.0
Long-term inflation	4.5
Biometric table of general mortality	UP-94

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

Based on the independent actuary's report, the position of actuarial calculations is as follows:

December 31, 2009

Reconciliation of assets and liabilities
Present value of actuarial obligations	74,181
Fair value of plan assets
Present value of the liabilities in excess of plan assets	74,181
(Gains) losses not recognized	(21,020)

Total liability as of December 31, 2009	53,161

Reconciliation of liabilities
Present value of actuarial obligations	62,257
Cost of current service
Interest on actuarial obligations	8,000
Benefits paid	(4,282)
(Gains) losses	8,206
Present value of actuarial obligations	74,181

Reconciliation of assets and liabilities
Asset/(liability)	48,467
Expense to be recorded	8,521
Benefits paid	(4,282)
Total liability as of December 31, 2009	53,161

22	Insurance

The Parent company and its subsidiaries have insurance coverage for operating risk and comprehensive liability, with maximum indemnity of US$ 1,800 million and US$ 25 million, respectively. The Company's management considers these amounts to be sufficient to cover potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance for its forests. To minimize the risk of fire, we have internal fire brigades, a watchtower network, and a fleet of fire trucks. We do not have a history of material losses from forest fires.

The Company has a domestic and international (imports and exports) transportation insurance policy effective until December 2010.

In addition to the previous insurance cover, the Company has civil liability policies for directors and officers (D&O) for amounts it deems to be adequate.

The risk assumptions adopted and their related cover, given their nature, are not an integral part of the audit of the financial statements, and accordingly were not audited/reviewed by our independent auditors.

Fibria Celulose S.A. and Subsidiaries

Notes to the Quarterly Information
at March 31, 2010 and 2009
In thousands of Brazilian reais, unless otherwise stated

23	Segment Information
	Three months ended March 31
	2010		2009
	Paper	Pulp	Paper	Pulp

Net revenues	227,622	1,447,408	275,381	1,153,243
Operating income	50,182	172,285	39,617	1,442,961

The geographic areas are determined based on where the customers are located. The Company's exports classified by geographic areas are as follows:
		Consolidated
	2010	2009

Europe	571,060	334,969
North America	403,608	301,447
Asia	341,168	431,033
Latin America (excluding	9,636	7,609
Brazil	349,558	353,566

	1,675,030	1,428,624

24	Subsequent Events

In April 2010, the Company completed the placement of a Eurobond security (Fibria II - due 2020) of US$ 750 million, due in ten years at a coupon of 7.5% p.a. The proceeds will be used to repay debt balances arising from the former Aracruz's former derivatives facility and other significant loans.

The Company initiated an offer to exchange Eurobond securities issued in October 2009 (Fibria I) for securities with the same terms and conditions as Fibria II (due 2020). The new fund-raising and exchange offer are part of the Fibria's ongoing debt management program.

In May 2010, the Company raised R$ 89,515 from BNDES in connection with the R$ 673,294 agreement approved in 2009. Accordingly, 93% of this facility has already been drawn down, comprising sub loans indexed to TJLP plus 2.21% to 4.41% and indexed to UMBNDES plus 2.21%.

On May 13, 2010 the Company completed the administrative procedures with BM&FBOVESPA to migrate its common shares to the New Market listing segment.
*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: May 17, 2010	By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive, Treasury and Investor Relations Officer.